Exhibit (a)(1)(A)

METALINK LTD.

OFFER TO PURCHASE FOR CASH
UP TO 1,945,000 OF ITS OUTSTANDING ORDINARY SHARES
AT
 $1.50 PER SHARE

IN AN OFFER BEING CONDUCTED IN THE UNITED STATES AND ISRAEL

THE INITIAL OFFER PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK TIME,
OR 12:00 MIDNIGHT, ISRAEL TIME, ON MONDAY, JANUARY 30, 2017, UNLESS THE OFFER IS EXTENDED.

We, Metalink Ltd., a company organized under the laws of Israel, are offering to purchase up to an aggregate of 1,945,000 of our ordinary shares, NIS 1.0 par value per share, at the price of $1.50 per ordinary share, net to you (subject to withholding taxes, as applicable), in cash, without interest.  As of the date of this offer to purchase, there were 2,690,857 ordinary shares issued and outstanding (excluding 89,850 ordinary shares held in treasury).

THE OFFER IS SUBJECT TO THE CONDITIONS DESCRIBED IN SECTION 10.  THE PRINCIPAL CONDITIONS ARE THAT:

•	AT LEAST 134,543 ORDINARY SHARES ARE VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE COMPLETION OF THE INITIAL OFFER PERIOD (AS DEFINED BELOW); AND

•
IN ACCORDANCE WITH ISRAELI LAW, AT THE COMPLETION OF THE INITIAL OFFER PERIOD, THE AGGREGATE NUMBER OF ORDINARY SHARES VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN MUST EXCEED THE NUMBER OF ORDINARY SHARES REPRESENTED BY NOTICES OF OBJECTION TO THE CONSUMMATION OF THE OFFER.

THE OFFER IS NOT CONDITIONED ON THE AVAILABILITY OF FINANCING. PLEASE READ SECTION 10, WHICH SETS FORTH IN FULL THE CONDITIONS TO THE OFFER.

IF MORE THAN 1,945,000 ORDINARY SHARES ARE VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN IN THE AGGREGATE, WE WILL PURCHASE A PRO RATA NUMBER OF ORDINARY SHARES FROM ALL TENDERING SHAREHOLDERS, SO THAT WE WOULD PURCHASE NO MORE THAN 1,945,000 ORDINARY SHARES.

THE INITIAL PERIOD OF THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, OR 12:00 MIDNIGHT, ISRAEL TIME, ON MONDAY, JANUARY 30, 2017, UNLESS THE INITIAL PERIOD OF THE OFFER IS EXTENDED. WE REFER TO THIS DATE, AS IT MAY BE EXTENDED, AS THE INITIAL COMPLETION DATE. UPON THE TERMS OF, AND SUBJECT TO THE CONDITIONS TO, THE OFFER, IF AT THE INITIAL COMPLETION DATE, ALL THE CONDITIONS TO THE OFFER ARE SATISFIED OR, SUBJECT TO APPLICABLE LAW, WAIVED BY US, WE WILL PROVIDE YOU WITH AN ADDITIONAL FOUR CALENDAR-DAY PERIOD, UNTIL 5:00 P.M., NEW YORK TIME, OR 12:00 MIDNIGHT, ISRAEL TIME, ON FRIDAY, FEBRUARY 3, 2017, DURING WHICH YOU MAY TENDER YOUR ORDINARY SHARES. WE REFER TO THIS ADDITIONAL PERIOD AS THE ADDITIONAL OFFER PERIOD. THESE DATES WILL CHANGE IF WE DECIDE TO EXTEND THE INITIAL OFFER PERIOD. See Section 1.

Our ordinary shares are quoted on the OTCQB over-the-counter market, which is operated by OTC Markets, Inc., under the symbol “MTLK.”  On December 28, 2016, the last trading day before commencement of the offer, the closing sale price of our ordinary shares as reported on the OTCQB was $1.20. We encourage you to obtain current market quotations for our ordinary shares before deciding whether to tender your ordinary shares. See Section 6.

OUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER. HOWEVER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKE ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD OR SHOULD NOT TENDER YOUR ORDINARY SHARES. WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. YOU SHOULD CAREFULLY EVALUATE ALL INFORMATION IN THIS OFFER TO PURCHASE AND THE OTHER RELATED DOCUMENTS DELIVERED TO YOU, CONSULT YOUR OWN INVESTMENT AND TAX ADVISORS, AND MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER ORDINARY SHARES AND, IF SO, HOW MANY ORDINARY SHARES TO TENDER.

Questions and requests for assistance may be directed to D.F. King & Co., Inc., the Information Agent for the offer, at its address and telephone numbers set forth on the back cover page of this offer to purchase.

 December 29, 2016

IMPORTANT

The offer is being conducted simultaneously in the United States and Israel and is subject both to U.S. federal securities laws and the Israeli Companies Law, 5759-1999 (the "Israeli Companies Law"). The offer has not been approved or disapproved by the United States Securities and Exchange Commission ("SEC"), any state securities commission, or the Israel Securities Authority ("ISA"), nor has the SEC, any state securities commission or the ISA passed upon the fairness or merits of the offer or upon the accuracy or adequacy of the information contained in this offer to purchase. Any representation to the contrary is a criminal offense.

We have not authorized any person to make any recommendation on our behalf as to whether you should or should not tender your ordinary shares in the offer. You should rely only on the information contained in this offer to purchase and the other related documents delivered to you or to which we have referred you. We have not authorized any person to give any information or to make any representation in connection with the offer, other than those contained in this offer to purchase and the other related documents delivered to you or to which we have referred you. If anyone makes any recommendation or representation to you or gives you any information, you must not rely on that recommendation, representation or information as having been authorized by us.

____________________

All holders of ordinary shares should tender their shares to American Stock Transfer & Trust Company LLC, or the Depositary, pursuant to the instructions in Section 3. For the addresses and telephone numbers of the Depositary, see the back cover of this offer to purchase.

Section 3 also describes a right that shareholders have to object to the offer.

____________________

Upon the terms of, and subject to the conditions to, the offer (including any terms of, and conditions to, any extension or amendment), subject to proration, we will accept for payment and pay for ordinary shares that are validly tendered and not properly withdrawn prior to 5:00 p.m., New York time, or 12:00 midnight, Israel time, on Monday, January 30, 2017, unless and until we extend the period of time during which the initial period of the offer is open.  This period is referred to as the Initial Offer Period, and the date of completion of the Initial Offer Period is referred to as the Initial Completion Date. Promptly following the completion of the Initial Offer Period, and in any event by 9:00 a.m., New York time, or 4:00 p.m., Israel time, on the U.S. business day following the Initial Completion Date, we will issue a press release stating whether or not the conditions to the offer have been satisfied or waived by us.  As required by Israeli law, if the conditions to the offer are satisfied or, subject to applicable law, waived by us and if, with respect to each ordinary share owned by you:

•	you have not yet responded to the offer,

•	you have notified us of your objection to the offer, or

•	you have tendered such ordinary share but have withdrawn your tender prior to the Initial Completion Date,

you will be afforded an additional four calendar-day period, until 5:00 p.m., New York time, or 12:00 midnight, Israel time, on Friday, February 3, 2017, during which you may tender such ordinary share.  We refer to this additional period as the Additional Offer Period.  These dates will change if we decide to extend the Initial Offer Period. Ordinary shares tendered during the Initial Offer Period may be withdrawn at any time prior to the Initial Completion Date (as may be extended), but not during the Additional Offer Period. In this respect, we recommend you read Section 1 and Section 4.

____________________

Any questions and requests for assistance may be directed to D.F. King & Co., Inc., the Information Agent for the offer, at its address and telephone numbers set forth on the back cover of this offer to purchase.

Additional copies of this offer to purchase, the Letter of Transmittal and other related materials may be obtained from the Information Agent upon request.

TABLE OF CONTENTS

SUMMARY TERM SHEET		i
INTRODUCTION		1
FORWARD-LOOKING STATEMENTS		3
BACKGROUND TO THE OFFER		4
BACKGROUND		4
PURPOSE OF THE OFFER; REASONS FOR THE OFFER		6
PLANS FOR METALINK AFTER THE OFFER; CERTAIN EFFECTS OF THE OFFER		8
RIGHTS OF SHAREHOLDERS WHO DO NOT ACCEPT THE OFFER		10
INTEREST OF PERSONS IN THE OFFER		10
TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES		10
BENEFICIAL OWNERSHIP OF SHARES		11
THE TENDER OFFER		12
1.	TERMS OF THE OFFER; PRORATION; EXPIRATION DATE.	12
2.	ACCEPTANCE FOR PAYMENT AND PAYMENT.	14
3.	PROCEDURES FOR TENDERING SHARES OR NOTIFYING US OF YOUR OBJECTION TO THE OFFER.	15
4.	WITHDRAWAL RIGHTS.	16
5.	MATERIAL U.S. FEDERAL INCOME TAX AND ISRAELI INCOME TAX CONSIDERATIONS.	19
6.	PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES.	26
7.	EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.	28
8.	INFORMATION CONCERNING METALINK.	29
9.	SOURCES AND AMOUNT OF FUNDS.	34
10.	CONDITIONS TO THE OFFER.	34
11.	LEGAL MATTERS AND REGULATORY APPROVALS.	36
12.	FEES AND EXPENSES.	36
13.	MISCELLANEOUS.	37
ANNEX A (Section 331 of the Israeli Companies Law)
ANNEX B (Definition of Israeli Resident for Israeli Tax Purposes)
SCHEDULE I

Unless the context otherwise requires, all references in this offer to purchase to (i) “Metalink,” “us,” “we,” and “our” refer to Metalink Ltd. and (ii) "Metalink shares," "ordinary shares" or "shares" refer to the ordinary shares, NIS 1.0 par value per share, of Metalink. All references to “dollars” or “$” are to United States dollars and all references to “NIS” are to New Israel Shekel.

SUMMARY TERM SHEET

This summary term sheet is a brief summary of the material provisions of this offer to purchase up to 1,945,000 Metalink shares, being made by Metalink, and is meant to help you understand the offer.  This summary term sheet is not meant to be a substitute for the information contained in the remainder of this offer to purchase, and the information contained in this summary term sheet is qualified in its entirety by the fuller descriptions and explanations contained in the later pages of this offer to purchase.  The following are some of the questions you, as a shareholder of Metalink, may have about us and the offer and answers to those questions.  We recommend you carefully read this entire offer to purchase, the Letter of Transmittal and other related documents delivered to you prior to making any decision regarding whether to tender your shares.

Who is offering to buy my securities?

•	We are Metalink Ltd., and we are offering to purchase your shares of Metalink. See Section 8.

How many shares are sought in the offer?

•
Subject to certain conditions, we are offering to purchase up to an aggregate of 1,945,000 shares of Metalink, representing approximately 72.3% of our issued and outstanding shares (based on 2,690,857 shares issued and outstanding (excluding 89,850 shares held by us in treasury)).

•
If more than 1,945,000 shares are validly tendered and not properly withdrawn, we will purchase 1,945,000 shares on a pro rata basis (regardless of the number of shares such tendering shareholder holds) from all shareholders who have tendered their shares in the Initial Offer Period and the Additional Offer Period.  In these circumstances, the number of shares that we will purchase from each tendering shareholder will be based on the total number of shares validly tendered and not properly withdrawn by all shareholders prior to the expiration of the Additional Offer Period.

See Section 1.

How much are you offering to pay and what is the form of payment?

•
We are offering to pay $1.50 per share, net to you (subject to withholding taxes, as applicable), in cash, without interest, to which we sometime refer herein as the offer price. All shareholders tendering their shares in the offer will be paid solely in United States dollars. See “Introduction,” Section 1 and Section 2. See also Section 5 with respect to withholding taxes.

What is the market value of my shares as of a recent date?

•
On December 28, 2016, the last full trading day before we commenced the offer, the closing price per share as reported on the OTCQB was $1.20. You should obtain a recent quotation for your shares prior to deciding whether or not to tender your shares. See Section 6.

Do you have the financial resources to pay the purchase price in the offer?

•	Yes. The purchase of our shares in the offer will be financed by our own internal resources. The offer is not subject to the receipt of financing. See Section 2 and Section 9.

What are the most significant conditions to the offer?

The offer is conditioned on, among other things, the following:

•
At least 134,543 shares, representing 5.0% of our voting power (based on 2,690,857 shares issued and outstanding and entitled to voting rights (excluding 89,850 shares held by us in treasury)), must be validly tendered and not properly withdrawn, prior to the completion of the Initial Offer Period on Monday, January 30, 2017 (as may be extended by us).

•
Under Israeli law, you have the right to notify us of your objection to the offer.  At the completion of the Initial Offer Period, the aggregate number of shares validly tendered in the offer and not properly withdrawn must be greater than the number of shares represented by notices of objection to the offer.

The offer is not conditioned on the availability of financing. See Section 10, which sets forth in full the conditions to the offer.

What will happen if the conditions to the offer are not satisfied?

•	If any of the conditions are not satisfied, we may elect not to purchase, or may be prohibited from purchasing, any shares tendered in the offer. See “Introduction,” Section 1 and Section 10.

How long do I have to decide whether to tender in the offer?

•
You may tender your shares until 5:00 p.m., New York time, or 12:00 midnight, Israel time, in each case on Monday, January 30, 2017 (as may be extended by us).  We refer to the period from the commencement of the offer until Monday, January 30, 2017 (as may be extended by us) as the Initial Offer Period, and the date of completion of the Initial Offer Period is referred to as the Initial Completion Date.

•
Promptly following the Initial Completion Date, and in any event by 9:00 a.m., New York time, or 4:00 p.m., Israel time, on the U.S. business day following the Initial Completion Date, we will issue a press release stating  whether or not the conditions to the offer have been satisfied or, subject to applicable law, waived by us.  As required by Israeli law, if the conditions to the offer are satisfied or, subject to applicable law, waived by us and if, with respect to each share owned by you:

►          you have not yet responded to the offer,

►          you have notified us of your objection to the offer, or

►          you have tendered such share but have withdrawn your tender prior to the Initial Completion Date,

you will be afforded an additional four calendar-day period following the Initial Completion Date, until 5:00 p.m., New York time, or 12:00 midnight, Israel time, on Friday, February 3, 2017, during which you may tender such share.  We refer to this additional period as the Additional Offer Period and the date of expiration of the Additional Offer Period is referred to as the Final Expiration Date.  These dates will change if we decide to extend the Initial Offer Period.

See “Introduction,” Section 1 and Section 3.

How do I tender my shares and to whom?

•	You should tender your shares to the Depositary by following the procedures and instructions described in Section 3.

Can I tender my shares using a guaranteed delivery procedure?

•	No. You may only tender your shares by following the procedures and instructions described in Section 3.

When can I withdraw the shares I tendered in the offer?

•
You may withdraw any previously tendered shares at any time prior to the completion of the Initial Offer Period, but not during the Additional Offer Period.  In addition, under U.S. law, tendered shares may be withdrawn at any time after 40 business days from the date of the commencement of the offer if the shares have not yet been accepted for payment by us. See Section 1 and Section 4.

When will you pay for the shares tendered in the offer?

•
All of the shares validly tendered in the offer and not properly withdrawn will be paid for promptly following the Final Expiration Date, subject to proration. We expect to make such payment within four U.S. business days following the Final Expiration Date. See Section 2.

Can the offer be extended, and under what circumstances?

•
We have the right, in our sole discretion, to extend the Initial Offer Period, subject to applicable law. Under certain circumstances, we may be required by law to extend the Initial Offer Period. See Section 1.

How will I be notified if the offer is extended?

•
If we decide to extend the Initial Offer Period, we will inform the Depositary and the Information Agent of that fact.  We will also issue a press release announcing the new initial completion date no later than 9:00 a.m. New York time (4:00 p.m. Israel time), on the first business day after the day on which we decide to extend the Initial Offer Period. See Section 1.

Has Metalink or its board of directors adopted a position on the offer?

•
Our board of directors has unanimously approved the offer. However, none of us, our board of directors, the Depositary, the Information Agent or anyone else acting on our behalf make any recommendation to you as to whether you should or should not tender your shares. You must make your own decision as to whether to tender your shares in the offer and, if so, how many shares to tender. See “Introduction,” “Background to the Offer – Purpose of the Offer; Reasons for the Offer” and “Background to the Offer – Plans for Metalink after the Offer; Certain Effects of the Offer.”

Did the board of directors receive any fairness opinions or similar reports regarding the Company's valuation?

•
Yes. De-Kalo Ben-Yehuda & Co. Ltd., or DKB, the Company’s financial advisor, delivered an opinion to the board of directors that the fair value of a Metalink share as of December 28, 2016 was $1.50, the offer price.

•
The opinion expressed by DKB was provided for the information and assistance of our board of directors in connection with its consideration of the offer, and such opinion does not constitute a recommendation as to any action that any shareholder of the Company should take in connection with the offer and is not a recommendation as to whether or not any shareholder should tender their shares in connection with the offer or how any shareholder otherwise should act in connection with the offer.

See also “Introduction” and “Background to the Offer.”

Do any of Metalink's directors, executive officers or affiliates intend to tender any shares in the offer? Who will be the largest shareholder of Metalink after the completion of the offer?

•
Each of Uzi Rozenberg, or Rozenberg, the Chairman of our Board of Directors, who beneficially owns  approximately 17.75% of our issued and outstanding ordinary shares, and Tzvi Shukhman, or Shukhman, a member of our Board of Directors, who beneficially owns approximately 24.76% of our issued and outstanding shares, have informed us that they intend to tender all their shares, and that, in any event, they will tender at least such number of their shares in the offer in a manner that will not result in them holding more than 25% of our ordinary shares following the offer. Accordingly, if the offer is completed, the percentage of beneficial ownership of our shares by each of Rozenberg and Shukhman will likely decrease unless the offer is oversubscribed such that all outstanding shares are tendered in the offer. To our knowledge, none of our other directors or executive officers is a beneficial owner of our shares.

•
We do not know whether Top Alpha Capital S.M. Ltd., or Top Alpha, which (based solely on a review of the Schedule TO filed by Top Alpha with the SEC on January 13, 2016) is an Israeli company wholly owned by Mr. Daniel Magen and the holder of approximately 24.90% of our ordinary shares, intends to tender any shares in the offer. If Top Alpha does not tender any shares in the offer, or determines to tender less than its pro rata portion of the shares accepted by us for payment in accordance with the offer, Top Alpha will increase its percentage of beneficial ownership of our shares, which will likely cause it to be our largest shareholder.

See “Introduction,” “Background to the Offer -- Plans for Metalink after the Offer; Certain Effects of the Offer” and “Background to the Offer – Beneficial Ownership of Shares.”

Are there any conflicts of interest in the offer of Metalink's affiliates, officers or directors?

•	No. We are not aware of any such conflicts of interest.

See “Background to the Offer – Background, “Background to the Offer -- Plans for Metalink after the Offer; Certain Effects of the Offer” and “Background to the Offer - Interest of Persons in the Offer.“

What are the tax consequences of the offer?

•
The receipt of cash for shares accepted for payment by us from tendering shareholders who are “United States persons” for United States federal income tax purposes will generally be a taxable transaction for United States federal income tax purposes and will generally be treated for United States federal income tax purposes either as (1) a sale or exchange of shares or (2) a distribution in respect of shares.

•
The receipt of cash for shares accepted for payment by us from tendering shareholders will generally be a taxable transaction for Israeli income tax purposes for both Israeli residents and non-Israeli residents, unless a specific exemption is available or a tax treaty between Israel and the shareholder’s country of residence provides otherwise.

•
Payments to tendering shareholders will generally be subject to Israeli withholding tax at the fixed rate of 25% (or 30% in the cases described under "Tax Rates" in Section 5) of the gross proceeds payable to them pursuant to the offer, unless the shareholder is entitled to an exemption or a different withholding rate. Israeli tax will not be withheld from a tendering shareholder who certifies on the accompanying “Declaration of Status for Israeli Income Tax Purposes” that the shareholder (1) holds less than 5% of the outstanding shares of Metalink; (2) is not a resident of Israel for tax purposes; and (3) acquired its Metalink shares on or after Metalink’s initial public offering on Nasdaq in May 1999.

We recommend that you seek professional advice from your own advisors concerning the tax consequences applicable to your particular situation.

See Section 5.

Do you have any specific plans to make a cash distribution after the offer or voluntary liquidate the Company?

No. Our board of directors has not made any specific plans regarding a cash distribution (including whether to make such distribution if we do not consummate the offer or end up purchasing less than 1,945,000 shares in the offer, the maximum number of shares sought in the offer) or a voluntary liquidation following the offer.

See “Background to the Offer -- Plans for Metalink after the Offer; Certain Effects of the Offer.”

Will Metalink continue to be a public company after completion of the offer?

•
We have less than $10 million in assets and fewer than 500 "holders of record" (as such term is defined under applicable SEC rules) prior to the commencement of the offer, and therefore we are eligible to terminate the registration of our shares under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would terminate our requirement to file annual reports, proxy statements and other items with the SEC. As of December 22, 2016, we had 78 holders of record of our shares.

•
We nevertheless intend to remain a reporting company that is subject to the reporting requirements of the Exchange Act applicable to us (as a foreign private issuer) after the completion of the offer and expect that our shares will continue to be quoted on the OTCQB following the offer. However, we cannot guarantee that we will remain a reporting company or predict the liquidity of the market which will thereafter exist for our shares. As a result of the lower number of shares outstanding that will exist following the offer, it may become more difficult for our remaining shareholders to sell their shares.

See “Background to the Offer -- Plans for Metalink after the Offer; Certain Effects of the Offer” and Section 7.

What should I do before I decide whether or not to tender my shares?

•
Before making a decision with respect to whether or not to tender your shares in the offer, we recommend that you carefully evaluate all the information in this offer to purchase, including the discussion of the material United States federal income tax and Israeli income tax considerations with respect to the offer contained in Section 5, and the other related documents delivered to you or to which we refer you, and consult your own investment and tax advisors. You should also obtain a recent quotation for the shares prior to deciding whether or not to tender your shares. See Section 6.

With whom may I talk if I have questions about the offer?

•	You can call D.F. King & Co., Inc., the Information Agent for the offer, at its telephone numbers set forth in the back cover of this offer to purchase, during its normal business hours.

v

INTRODUCTION

We, Metalink Ltd., hereby offer to purchase up to 1,945,000 of our ordinary shares, par value NIS 1.0 per share, or our shares, at a price of $1.50 per share, net to you (subject to withholding taxes, as applicable), in cash, without interest.  The offer is subject to the terms and conditions set forth in this offer to purchase, the Letter of Transmittal and the other related documents delivered to you. Metalink shares are quoted on the OTCQB under the symbol “MTLK.”  As of the date of this offer to purchase, there were 2,690,857 shares issued and outstanding. In addition, Metalink holds additional 89,850 shares in treasury. Under Israeli law, these 89,850 shares are deemed to be issued but may not be voted.  Accordingly, the shares being purchased in the offer represent a slightly higher percentage of the voting power of Metalink than of the issued and outstanding shares of Metalink.  As a result, if we purchase 1,945,000 shares in the offer (the maximum number of shares to be purchased in the offer), we would hold 2,034,850 shares in treasury, but such shares would not carry any rights, including voting power and the right to receive dividends.

The offer is being conducted simultaneously in the United States and in Israel.  The initial period of the offer will be completed at 5:00 p.m., New York time, or 12:00 midnight, Israel time, in each case on Monday, January 30, 2017.  We refer to the period from the commencement of the offer until Monday, January 30, 2017, as the Initial Offer Period, and the date of completion of the Initial Offer Period is referred to as the Initial Completion Date.  Promptly following the Initial Completion Date, and in any event by 9:00 a.m., New York time, or 4:00 p.m., Israel time, on the U.S. business day following the Initial Completion Date, we will issue a press release stating whether or not the conditions to the offer have been satisfied or, subject to applicable law, waived by us.  As required by Israeli law, if the conditions to the offer have been satisfied or, subject to applicable law, waived by us and if, with respect to each share owned by you: (a) you have not yet responded to the offer, (b) you have notified us of your objection to the offer, or (c) you have tendered such share but have withdrawn your tender prior to the Initial Completion Date, you will be afforded an additional four calendar-day period, until 5:00 p.m., New York time, or 12:00 midnight, Israel time, on Friday, February 3, 2017, during which you may tender each such share.  We refer to this additional period as the Additional Offer Period and the date of expiration of the Additional Offer Period is referred to as the Final Expiration Date.  These dates will change if we decide to extend the Initial Offer Period.

If you are a record owner of shares and tender directly to American Stock Transfer & Trust Company LLC, or the Depositary, you will generally not be obligated to pay brokerage, service fees or commissions or, except as set forth in the Letter of Transmittal, share transfer taxes with respect to our purchase of shares in the offer. If you hold your shares through a bank or broker, you should check whether they charge any service fees.

Under certain circumstances, you may be subject to U.S. federal backup withholding of 28% of the gross proceeds payable to you pursuant to the offer and to Israeli withholding tax at various rates, depending on your personal situation. See Section 5 for a more detailed description of the material U.S. federal income tax and Israeli tax considerations applicable to Metalink's shareholders in connection with the offer.  We recommend you seek professional advice from your own advisors concerning the tax consequences applicable to your particular situation.

We will pay the fees and expenses incurred by the Depositary in connection with the offer.  The Depositary will act as the agent for tendering shareholders for the purpose of receiving payment from us and transmitting payments to tendering shareholders whose shares are accepted for payment.  We will also pay the fees and expenses incurred by the Information Agent, who will facilitate and answer questions concerning the offer during its normal business hours. See Section 12 for a more detailed description of the fees and expenses associated with the offer.

The offer is conditioned on at least 134,543 ordinary shares being validly tendered and not properly withdrawn, and we may terminate the offer if less than 134,543 shares are validly tendered and not properly withdrawn, prior to 5:00 p.m., New York time, or 12:00 midnight, Israel time, on the Initial Completion Date.  Certain other conditions to the consummation of the offer are described in Section 10.  We reserve the right (subject to applicable law and the rules of the SEC) to amend or, other than the conditions set forth in clauses (a)(1) and (a)(2) of Section 10, waive any one or more of the terms of, and conditions to, the offer.  However, if any of these conditions are not satisfied, we may elect not to purchase, or may be prohibited from purchasing any shares tendered in the offer.  The offer is not conditioned on our obtaining financing. See Section 1, Section 9 and Section 10.

Our board of directors has unanimously approved the offer. However, none of us, our board of directors, the Depositary, the Information Agent or anyone else acting on our behalf make any recommendation to you as to whether you should or should not tender your shares in the offer. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. See “Background to the Offer – Purpose of the Offer; Reasons for the Offer.”

  Each of Rozenberg, the Chairman of our Board of Directors, who beneficially owns approximately 17.75% of our issued and outstanding ordinary shares, and Shukhman, a member of our Board of Directors, who beneficially owns approximately 24.76% of our issued and outstanding shares, have informed us that they intend to tender all their shares, and that, in any event, they will tender at least such number of their shares in the offer in a manner that will not result in them holding more than 25% of our ordinary shares following the offer. Accordingly, if the offer is completed, the percentage of beneficial ownership of our shares by each of Rozenberg and Shukhman will likely decrease unless the offer is oversubscribed such that all outstanding shares are tendered in the offer. To our knowledge, none of our other directors or executive officers is a beneficial owner of our shares.

We do not know whether Top Alpha, which (based solely on a review of the Schedule TO filed by Top Alpha with the SEC on January 13, 2016) is the holder of approximately 24.90% of our ordinary shares, intends to tender any shares in the offer. If Top Alpha does not tender any shares in the offer, or determines to tender less than its pro rata portion of the shares accepted by us for payment in accordance with the offer, Top Alpha will increase its percentage of beneficial ownership of our shares, which will likely cause it to be our largest shareholder.

This offer to purchase, the Letter of Transmittal and the other related documents delivered to you contain important information which should be read carefully before any decision is made with respect to the offer.

FORWARD-LOOKING STATEMENTS

This offer to purchase, the Letter of Transmittal and the other related documents delivered to you and/or incorporated by reference herein include “forward-looking statements” that are not purely historical regarding our intentions, hopes, beliefs, expectations and strategies for the future. Forward-looking statements that are based on various assumptions (some of which are beyond our control) may be identified by the use of forward-looking terminology, such as “may,” “can be,” “will,” “expects,” “anticipates,” “intends,” “believes,” “projects,” “potential,” “are optimistic,” “view” and similar words and phrases. Such forward-looking statements are inherently subject to known and unknown risks and uncertainties.

Our actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to:

•	our distribution plan;

•	the amount of cash that will be returned to shareholders;

•	the terms and timing of the offer;

•	uncertainty as to our plan of operations and who will be our principal or controlling shareholders following completion of the offer;

•	changes in general economic and business conditions;

•	changes in currency exchange rates and interest rates; and

•	the other risk factors detailed in our most recent annual report on Form 20-F and other filings with the SEC.

Except as may be required by law, we do not undertake, and specifically disclaim, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

You should assume that the information appearing in this offer to purchase is accurate as of the date on the front cover of this offer to purchase only.

See Section 8 of this offer to purchase for a discussion of certain information relating to Metalink.

BACKGROUND TO THE OFFER

Background

  We sold our WLAN business to Lantiq Israel Ltd. and Lantiq Beteiligungs - GmbH & Co. KG. in February 2010. Since then, we conducted only limited business activities related to our DSL business, which, since March 2015, we no longer conduct. Our plan of operation since then was to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates, and voluntary liquidation. In particular, starting March 2014, our board of directors has instructed our management, with assistance of our legal advisors, to explore a plan to liquidate Metalink, including the scope of the cash distribution expected to be available to the shareholders and the legal steps required to implement such liquidation.

On January 13, 2016, Top Alpha, the holder of approximately 24.90% of our ordinary shares, launched a tender offer to purchase 550,000 of our outstanding ordinary shares, representing 20.44% of our outstanding shares, at the price of $1.30 per share. Among other conditions, the tender offer was conditioned on ordinary shares representing at least 5.0% of our outstanding shares being validly tendered and not withdrawn prior to the completion of the tender offer. On March 3, 2016, Top Alpha issued a press release in which it announced that the tender offer was not completed successfully.

Following the unsuccessful completion of the Top Alpha tender offer, we have resumed our efforts to explore a plan to liquidate Metalink and, on June 27, 2016, we issued a press release announcing that our board of directors has approved a plan to voluntary liquidate Metalink and distribute all of its net cash to shareholders on a pro rata basis. We stated that, net of all anticipated wind-down and liquidation expenses, we anticipate approximately $3.50 million to $4.05 million in net cash available for distribution among all holders of ordinary shares after the liquidation process is complete, reflecting a net cash distribution among all holders of ordinary shares of between $1.30 to $1.50 per share, subject to applicable withholding taxes. As an Israeli corporation, the liquidation requires approval by shareholders (75% of all shares voted) as well as the satisfaction of additional legal requirements.

On June 30, 2016, we announced that we have received notice from one of our principal shareholders (holding, to our knowledge, approximately 24.90% of the outstanding shares) whereby such shareholder stated, among other things, its objection to the liquidation plan. Since the liquidation requires approval by shareholders holding at least 75% of all shares voted on the matter, our board of directors determined to review and consider the objection. Shortly thereafter, on July 21, 2016, we announced that our board of directors has determined to halt, and not pursue at that stage, our previously announced plan to voluntary liquidate Metalink. We explained that, following careful consideration of the matter in light of, among other things, the aforesaid objection to the plan by one of our principal shareholders coupled with the need to approve the liquidation by shareholders holding at least 75% of all shares voted on the matter, our board of directors has determined, in consultation with its legal advisors, to halt the plan at this stage and, at the same time, continue to explore other strategic alternatives aimed at enhancing value to shareholders.

During July and August 2016, we examined, among other strategic alternatives, whether we can use a portion of our funds for the repurchase of shares from our shareholders. Among other things, we conducted an analysis of the legal requirements, both from a U.S. and an Israeli perspective, relating to the repurchase of shares from our shareholders.

Under Israeli law, a purchase of the shares of a public company may not be made other than by way of a “special tender offer” meeting certain requirements, if, among other things, as a result of the purchase a shareholder would own more than 25% of the aggregate voting power of the company and no other person owns at least 25% of the voting power.  This requirement applies even if the increase in a shareholder's stake to over 25% of the voting power is not caused by such shareholder's direct acquisition of shares but rather occurs as a result of an “indirect acquisition” such as the result of an issuer tender offer. Each of Top Alpha, which (based solely on a review of the Schedule TO filed by Top Alpha with the SEC on January 13, 2016) beneficially owns approximately 24.90% of our ordinary shares, Shukhman, who beneficially owns approximately 24.76% of our ordinary shares, and Rozenberg, who beneficially owns approximately 17.75% of our ordinary shares, may end up owning more than 25% of our ordinary shares as a result of our proposed repurchase of our ordinary shares in the offer, depending on the number of ordinary shares tendered by each of them (if any) and by the other Metalink shareholders (except that each of Shukhman and Rozenberg already informed us that they intend to tender all their shares, and that, in any event, they will tender at least such number of their shares in the offer in a manner that will not result in them holding more than 25% of our ordinary shares following the offer).  Accordingly, we were advised that we would be required to conduct the offer as a “special tender offer” meeting the requirements of Israeli law.

On August 28, 2016, our board of directors has approved a plan to distribute up to $3.5 million in cash to shareholders, to be conducted through a repurchase of shares from Metalink shareholders by means of a self tender offer and/or a cash dividend, subject to the satisfaction of certain conditions, including the approval of the Tel Aviv District Court, or the Court.

In connection with the aforesaid distribution plan, we retained the services of DKB to provide us with a report on the solvency of the Company, giving effect to the contemplated distribution, under Israeli law, as well as its opinion with respect to the fairness, from a financial point of view, of the consideration to be received in the contemplated self tender offer. Our board of directors selected DKB on the basis of its qualifications, experience and reputation in providing solvency and fairness opinions to Israeli companies.

On August 29, 2016, we issued a press release describing the aforesaid distribution plan and, on September 5, 2016, as required by Israeli law, we applied to the Court to obtain its approval for a distribution of up to $3.5 million by way of a self tender offer and/or cash distribution.

Since then and through the date of this offer to purchase, we continued with preparations in order to enable us to commence a self tender offer if the conditions to commencement of an offer were fulfilled.  In addition, we, with the assistance of legal counsel, (1) applied to the SEC for relief from certain provisions of the U.S. securities laws to enable us to structure a tender offer that would comply with applicable law and regulations in both the U.S. and Israel (in particular, to obtain an exemptive relief by the SEC from Rule 13e-4(f)(2) to provide the four-day additional offering period without withdrawal rights) and (2) requested from the Israeli Tax Authority, or the ITA, an approval with respect to the Israeli withholding tax rates applicable to the contemplated cash distribution and the offer.

On October 9, 2016, the Court approved the distribution of up to $3.5 million by way of a self tender offer and/or a cash distribution.

On October 10, 2016, we received the approval of the ITA.

On November 14, 2016, our board of directors convened to discuss, consider and evaluate various aspects of the offer, including the contemplated terms and conditions to the offer, with the assistance of representatives of DKB and of Goldfarb Seligman & Co., or Goldfarb, our outside legal counsel. A representative of Goldfarb reviewed, among other things, the fiduciary duties of the directors in the context of the proposed offer. A representative of DKB reviewed its preliminary financial analysis of the Company.

On December 8, 2016, we received the exemptive relief that we applied for from the SEC.

On December 28, 2016, our board of directors convened again to discuss, consider and evaluate various aspects of the offer, including the terms and conditions to the offer. A representative of Goldfarb reviewed again the fiduciary duties of the directors in the context of the proposed offer and the distribution contemplated thereby. A representative of DKB reviewed its financial analysis of the Company and, following discussion, delivered an oral opinion, which was subsequently confirmed in writing, regarding the fairness, from a financial point of view, of the offer price. Factors considered by our board of directors in approving the offer, are summarized below under "Purpose of the Offer; Reasons for the Offer". Our board of directors then unanimously approved the commencement of the offer.

Purpose of the Offer; Reasons for the Offer

As more fully described above and below, our board of directors believes that the repurchase of our shares contemplated by the offer is consistent with our long-term goal of maximizing shareholder value, will provide all shareholders an opportunity for liquidity in our shares, which is not heavily traded, and will give our shareholders the opportunity to sell some or all of their shares at a premium to the currently prevailing market prices for the shares, in a short period of time. To that end, our board of directors determined that we should utilize a portion of our cash, in an aggregate amount of $2,917,500, to distribute to our shareholders through a repurchase of shares by means of this self tender offer. The decision of our board of directors to approve the offer (subject to the conditions described in Section 10 (“Conditions to the Offer”)) was the result of careful consideration by our board of directors of numerous factors, including, without limitation, the following:

•
the offer will provide our shareholders with flexibility to increase or decrease their portion of the total funds allocated for distribution. Each shareholder will be entitled to tender a portion of its shares to Metalink in the offer and, thereby, may increase its share of the total funds allocated by us for distribution through the offer, or, alternatively, may increase its proportionate shareholdings by not tendering its shares in the offer and, thereby, decrease its share of the total funds allocated by us for distribution through the offer;

•
the offer provides our shareholders with an opportunity to obtain liquidity with respect to their shares by tendering in the offer, for cash and without potential disruption to the share price of our shares and the usual transaction costs associated with market sales;

•
the belief that the offer is in the best interests of Metalink and our shareholders. In this respect, our board of directors took into account that the offer is conditioned upon, among other things, at the Initial Completion Date, there being (A) an aggregate number of shares validly tendered in the offer and not properly withdrawn in excess of the number of shares represented by Notices of Objection to the offer, as required and calculated by Israeli law, and (B) at least 134,543 shares, representing 5.0% of our ordinary shares validly tendered and not properly withdrawn. Our board of directors believes that the condition in clause (A) is analogous to a shareholder vote and that both these conditions, if met, are important indicators that the offer is indeed in the best interest of our shareholders;

•
the fact that the reduction in shares resulting from the offer will increase the relative percentage ownership in us of those shareholders who retain shares after the offer, including the possibility that Top Alpha will become our largest shareholder;

•	the opinion delivered to the board of directors by DKB (see additional details below and in Section 12 (Fees and Expenses));

•	the limited trading market for our shares, including limited liquidity and trading volume;

•
the percentage by which the offer price exceeds recent trading prices, including that the offer price of $1.50 per share represents (1) a 25.0% premium over our stock’s closing price on December 28, 2016, the last trading day before commencement of the offer, (2) a 20.0% premium over our stock’s closing price on August 26, 2016 ($1.25 per share), the last trading day before we first announced our distribution plan, and (3) a 15.4% premium over the $1.30 per share offered in the Top Alpha tender offer;

•	our financial condition and results of operations; and

•
the belief that the offer would not impair our solvency under Israeli law, and that we would have adequate capital to satisfy our existing and foreseeable obligations following completion of the offer.

In reaching its determination to approve the offer, our board of directors consulted with management and  advisors, including DKB and Goldfarb, and considered other information relating to us and the proposed transaction, including, but not limited to, the following:

•
based on its review of business objectives and strategic alternatives, our available cash and anticipated cash needs, our board of directors determined that the offer is a prudent use of our financial resources;

•	certain effects of the offer as more fully described below under “- Plans for Metalink after the Offer; Certain Effects of the Offer”;

•	the tax consequences to our shareholders of the offer, as more fully described in Section 5; and

•	the financial and other information about the Company, as described in Section 8.

As described above, in making its determination to approve the offer, our board of directors considered the opinion of DKB and the oral presentations of representatives of DKB discussing the material factors included in its analysis. DKB delivered its oral opinion and subsequently confirmed its oral opinion in a written opinion to our board of directors indicating that, as of December 28, 2016, the date of such written opinion, or the Valuation Date, based upon the qualifications and assumptions included therein, it is DKB’s opinion that the fair value of a Metalink share as of the Valuation Date was $1.50, the offer price. The following is a brief summary of the DKB opinion:

•
Qualifications and Assumptions: In arriving at its opinion, DKB reviewed certain publicly available financial and other information concerning Metalink, including its financial statements (see Section 8 below) and a trial balance sheet (see below), provided by Metalink. In preparing the opinion, DKB, with the consent of Metalink, made various qualifications and assumptions, including, without limitation, that (1) DKB did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Metalink, and (2) its opinion relies on many economic parameters which relate to appraising the fair value of the Company and nothing therein should be construed as expressing a recommendation of any kind to the board of directors, any security holder or any other person, as to how to act with respect to any matter relating to the offer.

•
Methodology: DKB examined several methodologies for the valuation of Metalink (namely, the option pricing model approach, the market (or similar transactions) model approach, the income (including discounted cash flow) model approach and the asset-based model approach). Because, among other things, Metalink has no ongoing business activity, DKB determined that the most suitable methodology to evaluate Metalink would be a net asset value ("NAV") analysis, which is based on the fair value of the Company's assets less the fair value of its liabilities.

•
NAV Analysis: In conducting its NAV analysis, DKB used a trial balance sheet of the Company, as of the Valuation Date, to determine the fair value of our assets and liabilities, while making an adjustment by adding $150,000 to the Company's liabilities on account of existing and foreseeable expenses incurred (or to be incurred) since the balance sheet date and up to six months following the Valuation Date.

•
Historical Stock Performance. DKB reviewed and analyzed recent and historical market prices and trading volume for the shares. However, DKB concluded that because examination of such data shows that there is low trading volume in Metalink shares, it did not rely on this methodology in determining the fair market value of the shares.

•
Recent Transactions in Metalink Shares. DKB also noted that, since, during the last two years, the Company has not entered into any agreement for the sale of the Company or a similar business combination, and that the Top Alpha offer was not consummated, there is no substantial indication to estimate the Company's fair value based on recent transactions.

The opinion expressed by DKB was provided for the information and assistance of our board of directors in connection with its consideration of the offer, and such opinion does not constitute a recommendation as to any action that any shareholder of the Company should take in connection with the offer and is not a recommendation as to whether or not any shareholder should tender their shares in connection with the offer or how any shareholder otherwise should act in connection with the offer.

                 Although the foregoing discussion sets forth all of the material factors considered by our board of directors in reaching its decision to approve the offer, it may not include all of the factors considered by the board of directors, and each director may have considered different factors.  In view of the variety of factors and the amount of information considered, the board of directors did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its decision. The decision was made after consideration of all of the factors as a whole.

No Recommendation. Although our board of directors has unanimously approved the offer, none of us, our board of directors, the Depositary, the Information Agent or anyone else acting on our behalf make any recommendation to you as to whether you should or should not tender your shares and neither we nor our board of directors had authorized any person to make any such recommendation. We are not making a recommendation as to whether you should or should not tender your shares in the offer because we believe that you should make your own decision based on your views as to the value of our shares and our prospects, as well as your liquidity needs, investment objectives and other individual considerations. You should carefully evaluate all information in this offer to purchase, including the discussion of the material U.S. federal income tax and Israeli income tax considerations with respect to the offer contained in Section 5, and the other related documents delivered to you or to which we refer you, consult your own investment and tax advisors, and make your own decisions as to whether or not to tender your shares and, if so, how many shares to tender.

Plans for Metalink after the Offer; Certain Effects of the Offer

Shares that we acquire in the offer will be deemed issued but considered treasury shares (or “dormant shares” as such term is defined under the Israeli Company Law) that carry no rights, including voting rights and the right to receive dividends, while owned by us. These shares will be available for us to sell in the future without further shareholder action (except as required by applicable law) for a variety of purposes. We have no current plans for the sale of our shares to be repurchased pursuant to the offer.

Except as otherwise described below or elsewhere in this offer to purchase, we and, to the best of our knowledge, the persons set forth on Schedule I, have no current plans, proposals or negotiations that relate to or would result in the following:

•	an extraordinary corporate transaction, merger, reorganization or liquidation involving Metalink or any of its subsidiaries;

•	a purchase, sale or transfer of a material amount of the assets of Metalink or any of its subsidiaries;

•	any material change in the present dividend rate or policy or indebtedness or capitalization of Metalink;

•
any change in the present board of directors and management of Metalink (including any plan or proposal to change the number or term of directors or to change any material term of the employment contract of any executive officer);

•	any other material change in Metalink's corporate structure or business;

•	a delisting of the shares from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

•	the shares becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	any suspension of Metalink's obligation to file reports under Section 15(d) of the Exchange Act;

•	any acquisition by any person of additional securities of Metalink, or the disposition of securities of Metalink, including by tender offer; or

•	any changes in Metalink's organizational documents or other actions that could impede the acquisition of control of Metalink.

From time to time, we have, and expect to continue after the offer to, explore strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates, and voluntary liquidation.

As described above under “—Background,” our board of directors determined to distribute an aggregate amount of $2,917,500 to our shareholders through a repurchase of 1,945,000 shares by means of this self tender offer, if the offer is consummated. Our board of directors has not made any specific plans regarding a cash distribution (including whether to make such distribution if we do not consummate the offer or end up purchasing less than 1,945,000 shares in the offer, the maximum number of shares sought in the offer) or a voluntary liquidation following the offer.

If the offer is consummated, our “public float,” that is the number of shares owned by our non-affiliated shareholders and available for trading in the securities markets, will be reduced. This may result in lower share prices or reduced liquidity in the trading market for our shares in the future and, as a result, it may become more difficult for our remaining shareholders to sell their shares.

The shares are now “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such shares as collateral. We believe that, following the purchase of shares pursuant to the offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board's margin rules and regulations.

Upon consummation of the offer, non-tendering shareholders will, and shareholders who tender less than all of their shares, may realize a proportionate increase in their relative ownership interest in Metalink, and thus in our future earnings and assets, dividends or other distributions and losses, if any, in accordance with the rights attached to share capital pursuant to our Articles of Association, subject to our right to issue additional shares and other equity securities in the future or to resell the shares purchased in the offer. Shareholders may be able to sell non-tendered shares in the future on OTCQB, at a net price higher or lower than the offer price. We can give no assurance, however, as to the price at which a shareholder may be able to sell his or her shares in the future, which may be higher or lower than the offer price.

Each of Rozenberg, the Chairman of our Board of Directors, who beneficially owns approximately 17.75% of our issued and outstanding ordinary shares, and Shukhman, a member of our Board of Directors, who beneficially owns approximately 24.76% of our issued and outstanding shares, have informed us that they intend to tender all their shares, and that, in any event, they will tender at least such number of their shares in the offer in a manner that will not result in them holding more than 25% of our ordinary shares following the offer. Accordingly, if the offer is completed, the percentage of beneficial ownership of our shares by each of Rozenberg and Shukhman will likely decrease unless the offer is oversubscribed such that all outstanding shares are tendered in the offer. To our knowledge, none of our other directors or executive officers is a beneficial owner of our shares.

In addition, we do not know whether Top Alpha, which (based solely on a review of the Schedule TO filed by Top Alpha with the SEC on January 13, 2016) is the holder of approximately 24.90% of our ordinary shares, intends to tender any shares in the offer. If Top Alpha does not tender any shares in the offer, or determines to tender less than its pro rata portion of the shares accepted by us for payment in accordance with the offer, Top Alpha will increase its percentage of beneficial ownership of our shares, which will likely cause it to be our largest shareholder if the offer is consummated.

From an accounting perspective, upon the consummation of the offer, our shareholders' equity will be reduced by an amount equal to the aggregate consideration that we pay for the shares accepted by us for payment in the offer. See Section 8 under "Financial Information."

In addition, we may in the future, including in the event that we purchase less than an aggregate of 1,945,000 shares in the offer, distribute additional cash to our shareholders including by way of one or more dividends, distributions or repurchases of additional shares pursuant to one or more open-market purchase programs, through private transactions or through tender offers or otherwise, subject to applicable U.S. and Israeli law, including Rule 13e-4(f)(6) under the Exchange Act, which prohibits us and our affiliates from making any purchases of our shares, other than pursuant to the offer, until at least ten business days after the date of termination of the offer, except pursuant to certain limited exceptions provided in Rule 14e-5 under the Exchange Act.  Future purchases may be on the same terms or on terms that are more or less favorable to our shareholders than the terms of the offer. Any possible future purchases will depend on many factors, including the market price of our shares, the results of the offer, our business and financial position and general economic and market conditions. We currently do not plan to effect any open-market share repurchases. However, under Israeli law, if the offer is consummated, we (as well as controlling shareholders of ours, if any, at the time of the offer) and any corporation under our control will be prohibited from conducting an additional tender offer for Metalink shares and, as applicable, from merging with Metalink, within 12 months from the date of this offer to purchase.

Rights of Shareholders Who Do Not Accept the Offer

You will have no appraisal or similar rights with respect to the offer.  Under Section 331 of the Israeli Companies Law, you may respond to the offer by accepting the offer or notifying us of your objection to the offer.  Alternatively, you may simply not respond to the offer and not tender your shares.  It is a condition to the offer that, at the Initial Completion Date, the aggregate number of shares validly tendered in the offer and not properly withdrawn is greater than the number of shares represented by Notices of Objection.  Pursuant to Section 331(c) of the Israeli Companies Law, in making this calculation, we are required to exclude shares held by us or any "controlling shareholder" (as defined in the Israeli Companies Law) of Metalink and by any person holding 25% or more of our voting power or who has a "personal interest" (as defined in the Israeli Companies Law) in the offer (as well as anyone acting on behalf of any of the foregoing and their respective family members or corporations under their control). While we do not have any controlling shareholder and are not otherwise currently aware of any shares that should be so excluded, each holder who determines to tender its shares in the offer or notify us of his or her objection thereto, is requested to indicate, in the letter of transmittal or the notice of objection, as applicable, whether he or she has a "personal interest" in the offer. Under the Israeli Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer but (ii) excludes an interest arising solely from the ownership of our shares.

An excerpt of Section 331 of the Israeli Companies Law is attached as Annex A.

Please see Section 3 for instructions on how to notify us of your objection to the offer.

Interest of Persons in the Offer

We are not aware of any actual or potential conflicts of interests of our affiliates, officers or directors in connection with the offer.

Transactions and Arrangements Concerning the Shares

General. Neither we nor, to the best of our knowledge, any of the persons listed on Schedule I, has effected any transaction in the shares of Metalink during the past 60 days.

Except as otherwise described below and elsewhere in this offer to purchase, neither we nor, to the best of our knowledge, any of the persons listed on Schedule I or any other entity in our control or in their control, is a party to any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of Metalink, including, but not limited to, any agreement, arrangement or understanding relating to the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

Stock Options.  In 2012, a total of 112,500 options were granted to Mr. Tzvi Shukhman and Mr. Hudi Zak. Since then, we have not granted any options to purchase ordinary shares. As of the date of this offer to purchase, options to purchase 112,500 ordinary shares, at an exercise price per share of $1.50, are outstanding, all of which are fully vested and expire on December 31, 2021. Other than the options granted to Mr. Shukhman and Mr. Zak, we do not have any outstanding options.

Beneficial Ownership of Shares

As of the date of this offer to purchase, there were 2,690,857 ordinary shares issued and outstanding, excluding the 89,850 shares held in treasury. The 1,945,000 shares we are offering to purchase in the offer represent approximately 72.3% of the 2,690,857 shares issued and outstanding as of the date of this offer to purchase.

The following table identifies the aggregate number and percentage (on an outstanding and fully diluted basis) of the shares beneficially owned, as of the date of this offer to purchase, by certain individuals or entities who are either (1) known by us to be the beneficial owner of more than 5% of our shares, (2) listed on Schedule I and known by us to be the beneficial owner of our shares or options, or (3) otherwise associated with us and known by us to be the beneficial owner of our shares or options:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares(2)
Tzvi Shukhman(3)	691,030	24.76%
Daniel Magen(4)	670,000	24.90%
Uzi Rozenberg(5)	477,535	17.75%
______________

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by pursuant to applicable community property laws, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentage of outstanding ordinary shares is based on 2,690,857 ordinary shares outstanding as of the date of this offer to purchase (excluding 89,850 treasury shares).

(3)	Includes options exercisable into 100,000 ordinary shares, at an exercise price of $1.50 per share, as of the date of this offer to purchase. These options expire on December 31, 2021.

(4)	The record holder of the 670,000 shares is Top Alpha, an Israeli company wholly owned by Mr. Magen. Based on a Schedule TO filed by Top Alpha with the SEC on January 13, 2016.

(5)	The record holder of 100,000 shares out of the 477,535 shares reported above is U.S.R. Electronic Systems (1987) Ltd., an Israeli company wholly owned by Mr. Rozenberg.

THE TENDER OFFER

YOU SHOULD READ THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE OTHER RELATED DOCUMENTS DELIVERED TO YOU CAREFULLY BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE OFFER.

1.	TERMS OF THE OFFER; PRORATION; EXPIRATION DATE.

The offer is being made to all of Metalink's shareholders.  Upon the terms of, and subject to the conditions to, the offer (including any terms of, and conditions to, any extension or amendment), subject to proration, we will accept for payment and pay for shares, that are validly tendered and not properly withdrawn in accordance with Section 4 prior to 5:00 p.m., New York time, or 12:00 midnight, Israel time, on Monday, January 30, 2017, unless and until we extend the period of time during which the initial period of the offer is open.  We refer to the period from the commencement of the offer until Monday, January 30, 2017 (subject to extension as described below), as the Initial Offer Period, and the date of completion of the Initial Offer Period is referred to as the Initial Completion Date.

Promptly following the Initial Completion Date, we will announce to the shareholders whether or not the conditions to the offer have been satisfied or, subject to applicable law, waived by us.  If the conditions to the offer have been satisfied or, subject to applicable law, waived by us, under Israeli law the shareholders who have, with respect to each share owned by them:

►	not responded to the offer,

►	notified us of their objection to the offer, or

►	tendered such share but have withdrawn their tender during the Initial Offer Period,

will be entitled to tender such share during an additional four calendar-day period commencing at the completion of the Initial Offer Period.  We refer to this period as the Additional Offer Period and to the expiration of such period as the Final Expiration Date.  Shares tendered during the Initial Offer Period may be withdrawn at any time prior to 5:00 p.m., New York time, or 12:00 midnight, Israel time, on the Initial Completion Date (as may be extended), but not during the Additional Offer Period. In this respect, we recommend you read Section 4 of this offer to purchase.

Subject to proration, we will also accept for payment and pay for all shares validly tendered and not properly withdrawn in accordance with Section 4 prior to 5:00 p.m., New York time, or 12:00 midnight, Israel time, on the Final Expiration Date.  Unless otherwise indicated, for purposes of this offer to purchase, a “business day” means any day other than Saturday, Sunday, a U.S. federal holiday or any other day on which the banks in both Israel and the U.S. are permitted not to be open for business.

No fractional shares will be purchased by us in the offer.

As more fully set forth in Section 10, conditions to the offer include, among other things, that:

•	at least 134,543 shares are validly tendered and not properly withdrawn prior to 5:00 p.m., New York time, or 12:00 midnight, Israel time, on the Initial Completion Date; and

•
as required by Israeli law, at 5:00 p.m., New York time, or 12:00 midnight, Israel time, on the Initial Completion Date, the aggregate number of shares validly tendered in the offer and not properly withdrawn is greater than the number of shares represented by Notices of Objection to the offer.

The offer is not conditioned on the availability of financing.

The offer is also subject to certain other conditions set forth in Section 10. If any of these conditions are not satisfied, we may elect not to purchase, or may be prohibited from purchasing, any shares tendered in the offer.

If more than 1,945,000 shares are validly tendered and not properly withdrawn prior to 5:00 p.m., New York time, or 12:00 midnight, Israel time, on the Final Expiration Date, we will purchase 1,945,000 shares on a pro rata basis from all tendering shareholders.  In these circumstances, the number of shares that we will purchase from each tendering shareholder (regardless of the number of shares such tendering shareholder holds) will be based on the total number of shares validly tendered and not properly withdrawn by all shareholders prior to 5:00 p.m., New York time, or 12:00 midnight, Israel time, on the Final Expiration Date.  The proration factor, if any, will be calculated by dividing (x) 1,945,000 shares, the maximum number of shares that we are offering to purchase, by (y) the aggregate number of shares validly tendered and not properly withdrawn in the U.S. and Israel.

Promptly following the Initial Completion Date, we will announce whether the conditions to the offer have been satisfied or, subject to applicable law, waived by us.  Promptly following the Final Expiration Date, we will announce the results of the offer and the proration factor, if any.  If we are unable to promptly determine the final proration results, we will announce the preliminary results.  We will pay for all shares accepted for payment pursuant to the offer promptly following the calculation of the final proration factor.

Under Israeli law, once we announce following the completion of the Initial Offering Period that the offer has been accepted, or, in other words, that all the conditions to the offer were satisfied or, subject to applicable law, waived by us, no further conditions to the offer would apply and we will become irrevocably bound to purchase the shares validly tendered in the offer and not properly withdrawn, subject to proration, if any.

Subject to applicable laws and regulations, if any conditions have not been satisfied as of the Initial Completion Date, we may decide to:

•	extend the Initial Offer Period and, subject to applicable withdrawal rights until the Initial Completion Date, retain all tendered shares until the Final Expiration Date;

•
if only the condition set forth in clause (b) of Section 10 below has not been satisfied, waive such condition and, subject to proration, accept for payment and promptly pay for all shares validly tendered and not properly withdrawn prior to 5:00 p.m., New York time, or 12:00 midnight, Israel time, on the Final Expiration Date; or

•	terminate the offer and not accept for payment or pay for any shares and promptly return all tendered shares to tendering shareholders.

In the event that we extend the Initial Offer Period, we will inform the Depositary, the Information Agent and our Israeli legal counsel of that fact.  We will also issue a press release announcing a new Initial Completion Date no later than 9:00 a.m. New York time (4:00 p.m. Israel time), on the first business day after the day on which we decide to extend the Initial Offer Period.

Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rule 13e-4(e)(3) under the Exchange Act, which require that material changes be promptly disseminated to holders of shares in a manner reasonably calculated to inform such holders of such change), we currently intend to make announcements regarding the offer by distributing a press release to PR Newswire.

If we make a material change in the terms of the offer (as may be permitted under applicable law) or in the information concerning the offer or if we waive a material condition of the offer, we will extend the Initial Offer Period to the extent required by rules of the SEC.  If, before the Final Expiration Date, we decide to increase the consideration being offered, such increase will be applicable to all shareholders whose shares are accepted for payment pursuant to the offer.  If, at the time of the notice of any increase in the offered consideration is first published, sent or given, the Initial Offer Period is scheduled to be completed at any time earlier than the tenth business day from and including the date that the notice is first so published, sent or given, the Initial Offer Period will be extended until the expiration of at least ten business days after that notice.  For purposes of this paragraph, a “business day” shall mean a business day as defined in Rule 13e-4(a)(3) under the Exchange Act.

This offer to purchase, the Letter of Transmittal and the other related documents to be furnished will be mailed to the record holders of shares whose names appeared on Metalink's shareholder list.  They will also be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of shares.

2.	ACCEPTANCE FOR PAYMENT AND PAYMENT.

General.  Promptly following the Final Expiration Date and upon the terms of, and subject to the conditions to, the offer (including, if the Initial Offer Period is extended or the offer is otherwise amended, the terms of, and conditions to, any such extension or amendment), subject to proration, we will accept for payment and, subject to any applicable withholding tax duties, pay, for all shares validly tendered prior to 5:00 p.m., New York time, or 12:00 midnight, Israel time, on the Final Expiration Date and not properly withdrawn in accordance with Section 4.  We expect to make such payment within four business days following the Final Expiration Date. Please see Section 1.

In all cases, we will pay for shares validly tendered and accepted for payment pursuant to the offer only after timely receipt by the Depositary of the required documents to substantiate a valid tender, as set forth in Section 3.

For purposes of the offer, we will be deemed to have purchased shares that have been validly tendered and not properly withdrawn if and when we give oral or written notice to the Depositary of our acceptance for payment of shares pursuant to the offer. Upon the terms of, and subject to the conditions to, the offer, payment for the shares will be made by the Depositary.

Under no circumstances will interest be paid on the purchase price to be paid, regardless of any extension of the offer or any delay in making payment.

If, pursuant to the terms of, and conditions to, the offer, we do not accept tendered shares for payment for any reason or if certificates are submitted representing more shares than are tendered (including by reason of proration), certificates evidencing unpurchased shares will be returned to the tendering shareholder (or, in the case of shares tendered by book-entry transfer pursuant to the procedure set forth in Section 3, the shares will be credited to the relevant account), promptly following the expiration, termination or withdrawal of the offer.

If, prior to the Final Expiration Date, we increase the consideration per share offered to any shareholders pursuant to the offer, the increased consideration per share will be paid to all holders of shares that are purchased pursuant to the offer, whether or not such shares were tendered prior to the increase in consideration.

Form of Payment.  All shareholders tendering their shares to the Depositary will be paid solely in U.S. dollars.

Withholding Tax.  Please note that under the “Backup Withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold, at applicable rates (currently 28%), amounts received by a tendering shareholder or other payee pursuant to the offer. To prevent the withholding of 28% of the purchase price received for shares tendered in the offer to the Depositary, each tendering shareholder who does not otherwise establish an exemption from such withholding must provide the Depositary with such shareholder’s correct taxpayer identification number and certify that it is not subject to U.S. federal backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal, Form W-8BEN, Certificate of Foreign Status, or Form W-8BEN-E, Certificate of Status of Beneficial Owner, as applicable. See Instruction 9 of the Letter of Transmittal. Holders of Metalink shares that are not U.S. Holders (as defined in Section 5 below) are advised to consult their tax advisors regarding the application of U.S. income and withholding taxes and backup withholding (including eligibility for any withholding tax reduction or exemption, and the refund procedure). Moreover, holders of Metalink shares that are U.S. Holders and that tender their shares to the Depositary are advised to consult with their own tax advisors regarding the applicability of U.S. backup withholding to any payment received by them pursuant to the offer. See Section 5.

Also, under the “withholding tax” provisions of Israeli income tax law, the gross proceeds payable to a tendering shareholder in the offer generally will be subject to Israeli withholding tax at a rate of 25.0% of the shareholder’s gain on such sale (or 30% in the cases described under "Tax Rates" in Section 5). However, based on an approval that we received from the ITA on October 10, 2016:

(1) payments to be made to through non-Israeli brokers to tendering shareholders who certify (in the manner described below) that they (a) hold less than 5% of the outstanding Metalink shares, (b) acquired their Metalink shares on or after our initial public offering on Nasdaq in May 1999, (c) are non-Israeli residents for purposes of the Ordinance, and (d) acquired their Metalink shares when they were non-Israeli residents for purposes of the Ordinance; and who provide certain additional declarations required to establish their exemption from Israeli withholding tax, will not be subject to Israeli withholding tax;

(2) payments to be made to tendering shareholders who certify (in the manner described below) that they are eligible Israeli brokers or Israeli financial institutions holding Metalink shares on behalf of a tendering shareholder will not be subject to Israeli withholding tax by Metalink, and the relevant Israeli broker or Israeli financial institution will withhold Israeli tax, if any, as required by Israeli law; and

(3) payments to be made to tendering shareholders who are not described in clauses (1) and (2) above will be subject to Israeli withholding tax at the fixed rate of 25.0% (or 30% in the cases described under "Tax Rates" above) of the gross proceeds payable to them pursuant to the offer.

Notwithstanding the foregoing, should any tendering shareholder present us with a valid certificate of exemption or tax approval from the ITA applying withholding tax at a lesser rate than that described above or otherwise granting a specific exemption from Israeli withholding tax, we will act in accordance with such certificate or approval.

Metalink will be required to provide the ITA with the executed and delivered “Declaration of Status for Israeli Income Tax Purposes” forms, if so requested. We recommend that you seek professional advice from your own advisors concerning the tax consequences applicable to your particular situation.

See Section 5 and the Letter of Transmittal for instructions on how to prevent us from withholding Israeli income tax from the gross proceeds payable to you (if any) pursuant to the offer.

3.	PROCEDURES FOR TENDERING SHARES OR NOTIFYING US OF YOUR OBJECTION TO THE OFFER.

Overview. Holders of shares who wish to tender their shares or object to the offer should tender their shares to, or object to the offer through, the Depositary pursuant to the instructions described below.

You may only tender your shares or object to the offer by following the procedures described in this Section 3. You may not tender your shares using a guaranteed delivery procedure.

Eligibility; Who May Tender to, or Object to the Offer through, the Depositary.  Shareholders should tender their shares to, or object to the offer through, the Depositary.

Valid Tender. In order for you to validly tender shares pursuant to the offer, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), together with any required signature guarantees, or in the case of a book-entry transfer, an agent's message, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this offer to purchase prior to 5:00 p.m., New York time, on the Initial Completion Date or Final Expiration Date, as applicable.  In addition, certificates evidencing tendered shares must be received by the Depositary at its address or the shares must be delivered to the Depositary (including an agent's message if you did not deliver a Letter of Transmittal), in each case prior to 5:00 p.m., New York time, on the Initial Completion Date or Final Expiration Date, as applicable.

The term “agent's message” means a message, transmitted by the Depository Trust Company, or DTC, to, and received by, the Depositary and forming part of the Book-Entry Confirmation that states that DTC has received an express acknowledgement from the participant in DTC tendering the shares that are the subject of the Book-Entry Confirmation, that the participant has received and agrees to be bound by the Letter of Transmittal and that we may enforce that agreement against that participant.

If certificates evidencing tendered shares are forwarded to the Depositary in multiple deliveries, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal) must accompany each delivery. No alternative, conditional or contingent tenders will be accepted and no fractional shares will be purchased.

The method of delivery of share certificates and all other required documents, including through DTC, is at your option and risk, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, property insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The Depositary will establish an account with respect to the shares at DTC for purposes of the offer within two business days after the date of this offer to purchase. Any financial institution that is a participant in the system of DTC may make book-entry delivery of shares by causing DTC to transfer such shares into the Depositary's account at DTC in accordance with DTC's procedures. However, although delivery of shares may be effected through book-entry transfer into the Depositary's account at DTC, the Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), properly completed and duly executed, with any required signature guarantees, or an agent's message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at its address set forth on the back cover of this offer to purchase prior to 5:00 p.m., New York time, on the Initial Completion Date or Final Expiration Date, as applicable.  Delivery of the documents to DTC or any other party does not constitute delivery to the Depositary.

Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm that is a member of the Securities Transfer Agents Medallion Program, or by any other “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 under the Exchange Act, except in cases where shares are tendered:

•	by a registered holder of shares who has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	for the account of an eligible guarantor institution.

If a share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a share certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the tendered certificate must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear on the certificate, with the signature(s) on the certificate or stock powers guaranteed by an eligible guarantor institution. See Instructions 1 and 5 to the Letter of Transmittal.

Condition to Payment.  In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the Depositary of the certificate(s) evidencing shares, or a timely Book-Entry Confirmation for the delivery of shares, the Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an agent's message, and any other documents (including, if applicable, tax related forms) required by the Letter of Transmittal.

The valid tender of shares pursuant to one of the procedures described above will constitute a binding agreement between you and us upon the terms of, and subject to the conditions to, the offer.

Appointment. By executing the Letter of Transmittal as set forth above (including delivery through an agent's message), you irrevocably appoint our designees as your agents, attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of your rights with respect to the shares you tendered.  These powers of attorney and proxies will be considered coupled with an interest in the tendered shares. The appointment will be effective if, as and when, and only to the extent that, we accept your shares for payment. Upon our acceptance for payment, all prior powers of attorney, proxies and consents given by you with respect to such shares (and your other shares and securities) will be revoked, without further action, and no subsequent powers of attorney or proxies may be given nor any subsequent written consent executed by you (and, if given or executed, will not be deemed effective).

Objecting to the Offer.  If you want to notify us of your objection to the offer with respect to all or any portion of your shares, and:

•
you hold such shares directly, complete and sign the accompanying Notice of Objection (or a manually signed facsimile of the Notice of Objection) and mail or deliver it to the Depositary prior to 5:00 p.m., New York time, on the Initial Completion Date; or

•
you hold such shares through a broker, dealer, commercial bank, trust company or other nominee, request such broker, dealer, commercial bank, trust company or other nominee to provide on your behalf the Notice of Objection to the Depositary or the Information Agent prior to 5:00 p.m., New York time, on the Initial Completion Date.

We will disregard any Notices of Objection received by the Depositary or the Information Agent after such deadline.  In addition, if you submit a Notice of Objection with respect to shares and thereafter you deliver a Letter of Transmittal by which you tender those shares, we will disregard your Notice of Objection. Similarly, if you submit a Letter of Transmittal by which you tender shares, and thereafter you deliver to us a Notice of Objection with respect to those shares, we will disregard your Letter of Transmittal.  If you submit a Letter of Transmittal and a Notice of Objection concurrently with respect to the same shares, we will disregard the Notice of Objection.

Withdrawing your Objection.  You may withdraw a previously submitted Notice of Objection at any time prior to the Initial Completion Date.  For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary (or, in case of brokers, dealers, commercial banks, trust companies or other nominee, by the Information Agent) at its address set forth on the back cover of this offer to purchase.  Any notice of withdrawal must specify the name of the person(s) who submitted the Notice of Objection to be withdrawn and the number of shares to which the Notice of Objection to be withdrawn relates.  Following the withdrawal of a Notice of Objection, a new Notice of Objection may be submitted at any time prior to 5:00 p.m., New York time, on the Initial Completion Date by following the procedures described above.

If, with respect to all or any portion of your shares, you object to the offer during the Initial Offer Period and the conditions to the offer have been satisfied or, subject to applicable law, waived by us, you may tender such shares during the Additional Offer Period.

Personal Interest. As described elsewhere in this offer to purchase, each holder who determines to tender its shares in the offer or notify us of his or her objection thereto, is requested to indicate, in the Letter of Transmittal or the Notice of Objection, as applicable, whether he or she has a "personal interest" in the offer. Under the Israeli Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer but (ii) excludes an interest arising solely from the ownership of our shares.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares or Notice of Objection will be determined by us, in our sole discretion.  This determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders or Notices of Objection that we determine not to be in proper form or the acceptance for payment of which may be unlawful. We also reserve the absolute right, in our sole discretion, to waive any defect or irregularity in any tender of shares or Notice of Objection of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. A tender of shares or Notice of Objection will not have been made until all defects and irregularities have been cured or waived. None of us or any of our affiliates or assigns, the Depositary, the Information Agent, our Israeli legal counsel or any other person will be under any duty to give notification of any defects or irregularities in tenders or Notices of Objection or incur any liability for failure to give any notification.

If you tender your shares pursuant to any of the procedures described above, it will constitute your acceptance of the terms of, and conditions to, the offer, as well as your representation and warranty to us that:

•	you have the full power and authority to tender, sell, assign and transfer the tendered shares (and any and all shares or other securities issued or issuable in respect of your shares); and

•
when we accept your shares for payment, we will acquire good and unencumbered title to your shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

Our acceptance of your shares pursuant to any of the procedures described above will constitute a binding agreement between you and us upon the terms of, and subject to the conditions to, the offer.

4.	WITHDRAWAL RIGHTS.

General

You may withdraw previously tendered shares at any time prior to 5:00 p.m., New York time, or 12:00 midnight, Israel time, on the Initial Completion Date, but not during the Additional Offer Period.  In addition, under U.S. law, tendered shares may be withdrawn at any time after 40 business days from the date of the commencement of the offer if the shares have not yet been accepted for payment by us. If we extend the Initial Offer Period, delay our acceptance for payment of shares or are unable to accept shares for payment pursuant to the offer for any reason, then, without prejudice to our rights under the offer but subject to applicable law, the Depositary may, nevertheless, on our behalf, retain tendered shares, and those shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section 4.  Any delay will be by an extension of the offer to the extent required by law.

Withdrawal procedure for tenders to American Stock Transfer & Trust Company, the Depositary

In order for a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this offer to purchase.  Any notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares, if different from the name of the person who tendered the shares. If certificates evidencing shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the certificates, the serial numbers shown on the certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the shares have been tendered for the account of an eligible guarantor institution. If shares have been delivered pursuant to the procedures for book-entry transfer as set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn shares and otherwise comply with DTC's procedures.

Withdrawals of tendered shares may not be rescinded. If you have properly withdrawn your shares, they will be deemed not to have been validly tendered for purposes of the offer. However, withdrawn shares may be re-tendered at any time prior to 5:00 p.m., New York time, on the Final Expiration Date by following one of the procedures described in Section 3.

Determination of Validity

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion, subject to applicable law, which determination will be final and binding on all parties. None of us or our affiliates or assigns, the Depositary, the Information Agent, our Israeli legal counsel or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	MATERIAL U.S. FEDERAL INCOME TAX AND ISRAELI INCOME TAX CONSIDERATIONS.

Material U.S. Federal Income Tax Considerations.

General. The following discussion is a summary of the material U.S. federal income tax consequences to shareholders with respect to a sale of Metalink shares for cash pursuant to the offer. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations, administrative pronouncements of the Internal Revenue Service, or IRS, and judicial decisions, all in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect, or differing interpretations. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular shareholder in light of the shareholder’s particular circumstances or to certain types of shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, retirement plans, individual retirement accounts and other tax deferred accounts, regulated investment companies, real estate investment trusts, tax-exempt organizations, life insurance companies, dealers or traders in securities or currencies, employee benefit plans, U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar, former citizens or residents of the United States, taxpayers electing a mark-to-market method of accounting, shareholders that have owned, directly, indirectly or through attribution, 10% or more of the voting power of Metalink, based on the outstanding shares of Metalink, partnerships or other entities treated as partnerships or pass-through entities for U.S. federal income tax purposes (or investors in such entities), Non-U.S. Holders (as defined below) present in the United States for 183 days or more in the taxable year of a sale of Metalink shares pursuant to the offer, shareholders holding the Metalink shares as part of a conversion transaction, constructive sale, as part of a hedge or hedging transaction, or as a position in a straddle or other integrated transaction for U.S. federal income tax purposes or persons who received their Metalink shares through exercise of employee share options or otherwise as compensation. In addition, the discussion below does not consider the effect of the Net Investment Income Tax (NII) on certain investment income, any alternative minimum taxes, any state or local or non-U.S. taxes or any U.S. federal tax laws other than those pertaining to income taxation. The discussion assumes that the Metalink shares are held as “capital assets” within the meaning of Section 1221 of the Code (generally, assets held for investment purposes). We have neither requested nor obtained a written opinion of counsel or a ruling from the IRS with respect to the tax matters discussed below.

As used herein, a “U.S. Holder” means a beneficial owner of Metalink shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. As used herein, a “Non-U.S. Holder” means a beneficial owner of Metalink shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes). If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Metalink shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partnership holding Metalink shares and partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of a sale of Metalink shares for cash pursuant to the offer.

The offer should have no U.S. federal income tax consequences to shareholders that do not tender any Metalink shares in the offer.

This summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice. Each shareholder should consult its own tax advisor as to the particular U.S. federal income tax consequences to such shareholder of tendering Metalink shares pursuant to the offer and the applicability and effect of the Net Investment Income Tax (NII), the alternative minimum tax, any state, local or non-U.S. tax laws and other tax consequences with respect to the offer.

U.S. Federal Income Tax Treatment of U.S. Holders

Characterization of Sale of Metalink Shares Pursuant to the Offer. The sale of Metalink shares by a shareholder for cash pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes. The U.S. federal income tax consequences to a U.S. Holder may vary depending upon the U.S. Holder’s particular facts and circumstances and will generally be treated as either a sale of Metalink shares by the U.S. Holder or the receipt of a distribution with respect to the Metalink shares. Under Section 302 of the Code, the sale of Metalink shares by a shareholder for cash pursuant to the offer will be treated as a “sale or exchange” of Metalink shares for U.S. federal income tax purposes, rather than as a distribution with respect to the Metalink shares held by the tendering U.S. Holder, if the sale (i) results in a “complete termination” of the U.S. Holder’s equity interest in us under Section 302(b)(3) of the Code, (ii) is a “substantially disproportionate” redemption with respect to the U.S. Holder under Section 302(b)(2) of the Code, or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder under Section 302(b)(1) of the Code, each as described below (the “Section 302 Tests”).

Special “constructive ownership” rules will apply in determining whether any of the Section 302 Tests has been satisfied. A U.S. Holder must take into account not only the Metalink shares that are actually owned by the U.S. Holder, but also Metalink shares that are constructively owned by the U.S. Holder within the meaning of Section 318 of the Code. Very generally, a U.S. Holder may constructively own Metalink shares actually owned, and in some cases constructively owned, by certain members of the U.S. Holder’s family and certain entities (such as corporations, partnerships, trusts and estates) in which the U.S. Holder has an equity interest, as well as Metalink shares the U.S. Holder has an option to purchase.

The receipt of cash by a U.S. Holder will be a “complete termination” of the U.S. Holder’s equity interest if either (i) the U.S. Holder owns none of our shares either actually or constructively immediately after the Metalink shares are sold pursuant to the offer, or (ii) the U.S. Holder actually owns none of our shares immediately after the sale of Metalink shares pursuant to the offer and, with respect to Metalink shares constructively owned by the U.S. Holder immediately after the offer, the U.S. Holder is eligible to waive, and effectively waives, constructive ownership of all such Metalink shares under procedures described in Section 302(c)(2) of the Code and the applicable Treasury regulations. U.S. Holders intending to satisfy the “complete termination” test through waiver of the constructive ownership rules should consult their own tax advisors.

The receipt of cash by a U.S. Holder will be a “substantially disproportionate” redemption if the percentage of our outstanding voting stock (including Metalink shares) actually and constructively owned by the U.S. Holder immediately following the sale of Metalink shares pursuant to the offer is less than 80% of the percentage of our outstanding voting stock (including Metalink shares) actually and constructively owned by the U.S. Holder immediately before the sale of Metalink shares pursuant to the offer.

Even if the receipt of cash by a U.S. Holder fails to satisfy the “complete termination” test or the “substantially disproportionate” test, a U.S. Holder may nevertheless satisfy the “not essentially equivalent to a dividend” test if the U.S. Holder’s surrender of Metalink shares pursuant to the offer results in a “meaningful reduction” in the U.S. Holder’s interest in us. Whether the receipt of cash by a U.S. Holder will be “not essentially equivalent to a dividend” will depend upon the U.S. Holder’s particular facts and circumstances. The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute a “meaningful reduction.”

Contemporaneous dispositions or acquisitions of Metalink shares by a U.S. Holder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether the Section 302 Tests have been satisfied. Each U.S. Holder should be aware that, because proration may occur in the offer, even if all the Metalink shares actually and constructively owned by a shareholder are tendered pursuant to the offer, fewer than all of these Metalink shares may be purchased by us. Thus, proration may affect whether the sale of Metalink shares by a shareholder pursuant to the offer will meet any of the Section 302 Tests.

U.S. Holders should consult their own tax advisors regarding the application of the three Section 302 Tests to their particular facts and circumstances, including the effect of the constructive ownership rules on their sale of Metalink shares pursuant to the offer.

Sale or Exchange Treatment. If any of the above three Section 302 Tests is satisfied, and the sale of the Metalink shares pursuant to the offer is therefore treated as a “sale or exchange” for U.S. federal income tax purposes, the tendering U.S. Holder will recognize gain or loss equal to the difference, if any, between the amount of cash received by the U.S. Holder and such holder’s adjusted tax basis in the Metalink shares sold pursuant to the offer. Generally, a U.S. Holder’s adjusted tax basis in the Metalink shares will be equal to the cost of the Metalink shares to the U.S. Holder. Subject to the discussion of the passive foreign investment company, or PFIC, rules below, any gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Metalink shares that were sold exceeds one year as of the date of the purchase by us pursuant to offer. Certain noncorporate U.S. Holders (including individuals) are generally eligible for reduced rates of U.S. federal income tax in respect of long-term capital gain. A U.S. Holder’s ability to deduct capital losses is subject to limitations under the Code. A U.S. Holder must calculate gain or loss separately for each block of shares (generally, shares acquired at the same cost in a single transaction) that we purchase from the U.S. Holder pursuant to the offer. A U.S. Holder tendering its Metalink shares in the offer may be able to designate, generally through its broker, which blocks of shares it wishes to tender in the offer if less than all of its Metalink shares are tendered in the offer, and the order in which different blocks will be purchased by us in the event of proration under the offer. U.S. Holders owning more than one block of shares should consult their tax advisors concerning the mechanics and desirability of any such designation and the tax consequences of tendering Metalink shares pursuant to the offer.

In general, amounts treated as gain or loss from a “sale or exchange” of Metalink shares will be United States source gain or loss for United States foreign tax credit purposes. Consequently, a U.S. Holder may not be able to credit any Israeli tax imposed on the sale of our shares unless such credit can be applied (subject to applicable limitations) against tax due on other foreign source income.

Distribution Treatment. If none of the Section 302 Tests are satisfied, the tendering U.S. Holder will be treated as having received a distribution by us with respect to the U.S. Holder’s Metalink shares in an amount equal to the cash received by such U.S. Holder pursuant to the offer. Subject to the discussion of the PFIC rules below, the distribution would be treated as a dividend to the extent of such U.S. Holder’s pro rata share of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such a dividend would be taxed in its entirety as ordinary income without a reduction for the U.S. Holder’s adjusted tax basis of the Metalink shares exchanged and the adjusted tax basis of such exchanged Metalink shares would be added to the adjusted tax basis of the U.S. Holder’s remaining Metalink shares, if any (and may be lost if the U.S. Holder does not retain any Metalink shares after the offer). Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income taxation at a preferential rate on amounts treated as dividends; provided that (i) the Metalink shares are readily tradable on an established securities market in the United States or we are eligible for benefits under a comprehensive United States income tax treaty which the IRS has approved for these purposes, (ii) we are not a “passive foreign investment company”, or “PFIC”, in the taxable year in which such dividends are paid or in the preceding taxable year, (iii) such U.S. Holder satisfies a holding period requirement and (iv) such U.S. Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in substantially similar or related property. However, please see the disclosure regarding our "Passive Foreign Investment Company Status" below.

U.S. Holders should consult their own tax advisors as to the rate of tax that would apply with respect to any amounts received in the offer that is treated as a dividend. Amounts treated as a dividend will generally not be eligible for the dividends received deduction that might be otherwise available to corporate holders. The amount of any distribution in excess of our current or accumulated earnings and profits would be treated as a return of the U.S. Holder’s adjusted tax basis in the Metalink shares (with a corresponding reduction in such U.S. Holder’s adjusted tax basis until reduced to zero), and thereafter as gain from the sale or exchange of the Metalink shares as described above.

Amounts treated as a dividend will be treated as foreign source income for U.S. federal income tax purposes. Subject to various limitations, a U.S. Holder may elect to claim a foreign tax credit against its United States federal income tax liability for Israeli income tax paid with respect to any such dividend income. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any amount treated as a dividend will generally be categorized as “passive category income” for United States foreign tax credit purposes. U.S. Holders who do not elect to claim the foreign tax credit may instead claim a deduction for Israeli income tax paid, but only for a year in which the U.S. Holder elects to do so with respect to all foreign income taxes. A deduction does not reduce the United States tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the same limitations applicable to foreign tax credits. The rules relating to the foreign tax credit determination are complex. Accordingly, U.S. Holders should consult their own tax advisors to determine whether and to what extent you may be entitled to the credit.

Passive Foreign Investment Company Status. Generally, a foreign corporation is treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of its gross income (including its pro rata share of the gross income of any company in which it is considered to own 25% or more of the shares by value) is passive in nature, or (ii) the average percentage of its assets during such tax year (including its pro rata share of the assets of any company in which it is considered to own 25% or more of the shares by value) which produce, or are held for the production of, passive income (determined by averaging the percentage of the fair market value of its total assets which are passive assets as of the end of each quarter of such year) is 50% or more. Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions. Cash is treated as generating passive income.

We must make a separate determination each taxable year as to whether we are a PFIC. As a result, our PFIC status may change from year to year. We believe that we satisfied the test to be a PFIC in 2001, 2002 and 2003 but not in 2004 – 2015. Although we will endeavor to avoid characterization as a PFIC in the future, we may not be able to do so and there is no assurance we will not be deemed a PFIC for the current tax year or any future tax year. Although the Code contains an exception to PFIC classification for certain corporations that change their business, that exception is not available to a corporation that was, as we were, a PFIC in any prior taxable year.

If Metalink is treated as a PFIC in any year in which a U.S. Holder has held our shares, certain adverse consequences could apply to payments made with respect to the offer, including that (i) gain on the disposition of Metalink shares could be treated as ordinary income and subject to additional tax in the nature of interest, (ii) amounts treated as distributions on the Metalink shares may fail to qualify for the preferential rates of taxation as described above and (iii) additional reporting requirements may apply to U.S. Holders. U.S. Holders should consult with their tax advisors as to the effect of these rules on their tender of Metalink shares pursuant to the offer.

If Metalink is a PFIC for the current taxable year or has been a PFIC during any prior year in which a U.S. Holder held shares and you have not made a valid mark-to-market election or qualified electing fund election, or what we refer to as a “QEF Election” (discussed below), any gain recognized by you on the disposition of a share generally (a) would be allocated ratably to each day in your holding period for the share, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to each other taxable year would be subject to tax at the highest applicable marginal rate in effect for that year and (d) an interest charge at the rate for underpayments of taxes would be imposed on the resulting tax allocated to such period.

If Metalink was a PFIC in any year in which a U.S. Holder held shares and certain conditions relating to the regular trading of shares have been met in the past, a U.S. Holder of shares may have been able to make a so- called “mark-to-market” election with respect to their shares. If a U.S. Holder made this election in a timely fashion, then instead of the tax treatment described in the preceding paragraph, any gain recognized by the U.S. Holder as a result of the disposition of shares in the offer would generally be treated as ordinary income or ordinary loss (limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any).

If Metalink is or was a PFIC for any year and you have made a QEF Election with respect to Metalink and any lower-tier PFIC in the first taxable year that Metalink and each lower-tier PFIC are treated as PFICs with respect to you and maintained the election for each following year, you will be currently taxable on your pro rata share of the relevant PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC. Your tax basis in your shares is increased by an amount equal to any income included under the QEF Election and decreased by any amount distributed on the shares that is not included in your income. On the disposition of the shares in the offer, you will recognize capital gain or loss on the disposition of shares in an amount equal to the difference between the amount realized and your adjusted tax basis in the shares, as determined in U.S. dollars. A holder of 10% of Metalink shares which is a corporation may also be entitled to a foreign tax credit on its share of our PFIC earnings. You should consult your tax advisor regarding the ability to make a QEF Election or receive such foreign tax credit in your particular circumstances.

If Metalink is a PFIC for the current taxable year or has been a PFIC during any prior year in which a U.S. Holder held shares, a U.S. Holder generally would be required to file IRS Form 8621 with respect to the disposition of shares.

The PFIC rules are complex, and you should consult your own tax advisors regarding the applicable consequences of tendering your shares in the offer if we are a PFIC or have been a PFIC during any prior year in which you held shares.

Information Reporting and Backup Withholding. Payments made in connection with the offer may be subject to information reporting to the IRS and possible backup withholding (at a 28% rate). Backup withholding will generally apply to payments of gross proceeds to a U.S. Holder unless the shareholder provides its correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with the backup withholding rules. Each U.S. Holder tendering its Metalink shares pursuant to the offer should complete and sign the IRS Form W-9 included with the Letter of Transmittal in order to provide the information and certifications necessary to avoid backup withholding.

Certain shareholders (including, among others, corporations) are not subject to these information reporting and backup withholding tax rules. See Instruction 9 of the Letter of Transmittal for additional information about backup withholding. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against the shareholder’s U.S. federal income tax liability and may entitle the shareholder to a refund of any excess amounts withheld, provided that the required information is timely furnished by the shareholder to the IRS.

Shareholders are advised to consult their own tax advisors regarding possible qualifications for exemption from backup withholding tax and the procedure for obtaining any applicable exemption.

U.S. Federal Income Tax Treatment of Non-U.S. Holders

General. Subject to the discussion below under “Information Reporting and Backup Withholding”, proceeds received in the offer (including amounts treated as dividends received in the offer) by a Non-U.S. Holder generally will not be subject to U.S. federal income tax, unless the amount is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States).

In the case of proceeds that are effectively connected with a Non-U.S. Holder’s trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States), a Non-U.S. Holder will generally be subject to United States federal income tax on such amounts in the same manner as a U.S. Holder. In addition, a corporate Non-U.S. Holder may be subject to a branch profits tax at a 30% rate, or lower applicable treaty rate.

Information Reporting and Backup Withholding. Payments made in connection with the offer may be subject to information reporting to the IRS and possible backup withholding (at a 28% rate).

Backup withholding and information reporting generally will not apply to payments of gross proceeds in the offer to a Non-U.S. Holder if the Non-U.S. submits a properly completed, applicable IRS Form W-8, signed under penalties of perjury, attesting to that shareholder’s non-U.S. status and otherwise complies with the backup withholding rules. The applicable form can be obtained from the U.S. Depositary at the address and telephone number set forth in the back cover page of this Offer to Purchase or from the IRS website (http://www.irs.gov). Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against the shareholder’s U.S. federal income tax liability and may entitle the shareholder to a refund of any excess amounts withheld, provided that the required information is timely furnished by the shareholder to the IRS.

Shareholders are urged to consult their own tax advisors regarding possible qualifications for exemption from backup withholding tax and the procedure for obtaining any applicable exemption.

Material Israeli Tax Considerations.

The following discussion summarizes the material Israeli tax consequences of the offer applicable to Metalink's shareholders whose Metalink shares are tendered and accepted for payment pursuant to the offer. The following discussion is based on the Israeli Income Tax Ordinance [New Version], 1961, as amended, or the Ordinance, the regulations promulgated thereunder, administrative rulings and pronouncements, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences discussed below. There can be no assurance that the Israeli Tax Authority, or the ITA, or a court will not take a position contrary to the Israeli income tax consequences discussed herein or that any such contrary position taken by the ITA or a court would not be sustained. This discussion addresses only Metalink shares that are held as capital assets (generally, assets held for investment) within the meaning of the Ordinance. This discussion does not address all of the tax consequences that may be relevant to shareholders in light of their particular circumstances or certain types of shareholders subject to special treatment.

The tax discussion set forth below is included for general information purposes only and is based on present law. Because individual circumstances may differ, we recommend that you consult your tax advisors to determine the applicability of the rules discussed below to you and the particular tax effects of the offer, including the application of Israeli or other tax laws.

The summary below does not discuss the effects of any non-Israeli tax laws. We recommend that holders of Metalink shares who are U.S. Holders consult their tax advisors regarding the U.S. federal, state and local income tax consequences of the offer. For a discussion of material U.S. federal income tax consequences, see above under “— Material U.S. Federal Income Tax Consequences.”

Characterization of the Purchase.  The ITA has indicated in the past that, depending on the specific circumstances of the case, a purchase by a company of its own shares may be classified for Israeli tax purposes as either a sale of shares or a dividend distribution by the company. Based on such ITA guidance, since all of our directors and executive officers have informed us that they do not intend to tender Metalink shares in the offer, and therefore the purchase of Metalink shares by us will not be pro-rata from all of our shareholders, said purchase of Metalink shares should not be treated as a dividend distribution for Israeli tax purposes. Therefore, receipt of cash for Metalink shares pursuant to the offer should generally be treated as a capital gain transaction for Israeli income tax purposes, in which a holder of Metalink shares will be treated as having sold such Metalink shares.

Israeli Residents.  Israeli law generally imposes a capital gains tax on a sale or disposition of any capital assets by Israeli residents, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies (such as Metalink), by non-Israeli residents, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise (see below).

Tax Rates.  Pursuant to the Ordinance and the regulations promulgated thereunder, the tax rate applicable to capital gains is 25.0%, unless the selling shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain generally will be taxed at a rate of 30.0%. Additionally, if such shareholder is considered a “significant shareholder” (i.e., such shareholder holds directly or indirectly, including holding together with others, at least 10.0% of any means of control in the company) at any time during the 12-month period preceding such sale, the tax rate is 30.0%. However, the foregoing tax rates will not apply to: (i) dealers in securities; (ii) shareholders who acquired their Metalink shares prior to Metalink’s initial public offering on Nasdaq in May 1999 (such shareholders may be subject to a different tax arrangement); and (iii) in some cases, shareholders who received their Metalink shares through the exercise of employee share options or otherwise as compensation.

Non-Israeli residents.  Non-Israeli residents should generally be exempt from capital gains tax on the sale of the Metalink shares, provided that such shareholders did not acquire their Metalink shares prior to Metalink’s initial public offering and that the gains are not attributed to a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25.0% in such non-Israeli corporation, or (ii) are the beneficiary of, or are entitled to, 25.0% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or disposition of Metalink shares by a person who (i) holds the Metalink shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty, and (iii) is entitled to claim the benefits afforded to such U.S. resident by the U.S.-Israel Tax Treaty (such person is referred to as a U.S. Treaty Resident), generally will not be subject to Israeli capital gains tax unless such U.S. Treaty Resident held, directly or indirectly, Metalink shares representing 10.0% or more of the voting power of Metalink during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions, or the capital gains can be allocated to a permanent establishment of such U.S. Treaty Resident in Israel. If the exemption is not available, such sale, exchange or disposition would be subject to Israeli capital gains tax to the extent applicable. Under the U.S.-Israel Tax Treaty, such U.S. Treaty Resident would be permitted to claim a credit for Israeli income tax against the U.S. federal income tax imposed on the disposition, subject to the limitations in the U.S. tax laws applicable to foreign tax credits.

Israeli Withholding Tax.  The gross proceeds payable to a tendering shareholder in the offer generally will be subject to Israeli withholding tax at the rate of 25.0% of the shareholder’s gain on such sale (or 30% in the cases described under "Tax Rates" above). We have obtained an approval from ITA on October 10, 2016 which provides the following with respect to the withholding of Israeli tax in the offer:

(1) payments to be made through non-Israeli brokers to tendering shareholders who certify (in the manner described below) that they (a) hold less than 5% of the outstanding Metalink shares, (b) acquired their Metalink shares on or after our initial public offering on Nasdaq in May 1999, (c) are non-Israeli residents for purposes of the Ordinance, and (d) acquired their Metalink shares when they were non-Israeli residents for purposes of the Ordinance; and who provide certain additional declarations required to establish their exemption from Israeli withholding tax, will not be subject to Israeli withholding tax;

(2) payments to be made to tendering shareholders who certify (in the manner described below) that they are eligible Israeli brokers or Israeli financial institutions holding Metalink shares on behalf of a tendering shareholder will not be subject to Israeli withholding tax by Metalink, and the relevant Israeli broker or Israeli financial institution will withhold Israeli tax, if any, as required by Israeli law; and

(3) payments to be made to tendering shareholders who are not described in clauses (1) and (2) above will be subject to Israeli withholding tax at the fixed rate of 25.0% (or 30% in the cases described under "Tax Rates" above) of the gross proceeds payable to them pursuant to the offer.

More specifically, based on the ITA approval, if a Metalink shareholder tenders its Metalink shares to the Depositary, the Depositary is required to withhold (through Metalink or a withholding agent appointed by Metalink) Israeli tax at the applicable rate of the gross proceeds payable to such shareholder pursuant to the offer, unless such shareholder, upon the terms and conditions set forth in the Letter of Transmittal, either:

•
certifies, by completing properly the Declaration Form (Declaration of Status for Israeli Income Tax Purposes) (the “Declaration Form”), included in the Letter of Transmittal or otherwise delivered to such shareholder, that: (1) such shareholder is NOT a “resident of Israel” for purposes of the Ordinance (and, in the case of corporations, that no Israeli residents hold more than 25.0% of the means of control of such corporations, whether directly or indirectly) and provides certain additional declarations required to establish such shareholder’s exemption from Israeli withholding tax (including that such shareholder holds less than 5% of the outstanding Metalink shares and acquired his, her or its Metalink shares after Metalink’s initial public offering on Nasdaq in May 1999); or (2) such shareholder is an eligible bank, broker or financial institution resident in Israel holding Metalink shares on behalf of a tendering shareholder. Such Declaration will provide additional specific statements prescribed for this purpose in the ITA approval. In such case, where the tendering shareholder was able to timely complete and deliver the Declaration Form, the Depositary will not withhold any Israeli withholding tax from the gross proceeds payable to you pursuant to the offer; or

•
provides the Depositary, as instructed in the Letter of Transmittal, with a valid certificate of exemption or tax approval from the ITA, or ITA Waiver, applying withholding tax at a lesser rate than that described above or otherwise granting a specific exemption from Israeli withholding tax. In such case, the Depositary will withhold (through Metalink or a withholding agent appointed by Metalink) Israeli withholding tax at the rate prescribed by such certificate or approval (or not withhold, if such shareholder is entitled to a full exemption).

We recommend that you consult your tax advisors regarding the application of Israeli income and withholding taxes (including eligibility for any withholding tax reduction or exemption, and the refund procedure).

Please note that if you tender your Metalink shares to the Depositary and provide a Declaration Form, you also consent to the provision of such Declaration Form to us and to the ITA in case the ITA so requests for purposes of audit or otherwise.

All questions as to the validity, form or eligibility of any Declaration Form or ITA Waiver (including time of receipt) and, subject to applicable law, the withholding of Israeli taxes, will be determined by us, in our sole discretion. This determination will be final and binding on all parties. We reserve the absolute right to reject any or all Declaration Forms or ITA Waivers that we determine not to be in proper form or pursuant to which the failure to withhold any Israeli taxes may be unlawful. We also reserve, subject to applicable law, the absolute right, in our sole discretion, to waive any defect or irregularity in any Declaration Form or ITA Waiver of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. None of us, our affiliates, our assigns, the Depositaries, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities or incur any liability for failure to give any notification.

An excerpt of the definition of an Israeli resident in the Ordinance is attached as Annex B.

The Israeli withholding tax is not an additional tax. Rather, the Israeli income tax liability of shareholders subject to Israeli withholding tax will be reduced by the amount of Israeli tax withheld. If Israeli withholding tax results in an overpayment of Israeli taxes, the holder may apply to the ITA in order to obtain a refund. However, no assurance is given as to whether and when the ITA will grant such refund.

The foregoing description is intended only as a summary and does not purport to be a complete analysis or listing of all potential Israeli tax effects of the offer. We recommend that Metalink shareholders consult their tax advisors concerning the Israeli and non-Israeli tax consequences to them of tendering their shares in the offer.

6.	PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES.

Listing Details; Price Range of the Shares.   Our ordinary shares began trading on the NASDAQ Global Market on December 2, 1999 under the symbol “MTLK”. In March 2009, our ordinary shares were transferred to the NASDAQ Capital Market. As of December 3, 2000, our ordinary shares began trading also on the Tel Aviv Stock Exchange, or TASE, under the symbol “MTLK.” We voluntarily delisted our ordinary shares from trading on the TASE, effective June 14, 2010. On April 21, 2011, our ordinary shares were delisted from the NASDAQ Capital Market and are quoted on the OTCQB under the symbol "MTLK".

The following table sets forth the high and low closing sale price per share on the OTCQB for the periods indicated.

FIVE MOST RECENT YEARS	High	Low

2011	$1.08	$0.40
2012	$1.08	$0.51
2013	$1.21	$0.70
2014	$1.35	$0.90
2015	$1.05	$0.70

QUARTERLY HIGH AND LOW SALE PRICES FOR TWO MOST RECENT YEARS AND ANY SUBSEQUENT QUARTERLY PERIOD
First Quarter 2014	$1.34	$0.81
Second Quarter 2014	$1.35	$0.70
Third Quarter 2014	$1.19	$0.84
Fourth Quarter 2014	$1.10	$0.99
First Quarter 2015	$1.00	$0.70
Second Quarter 2015	$1.05	$0.79
Third Quarter 2015	$1.01	$0.95
Fourth Quarter 2015	$1.01	$0.80
First Quarter 2016	$1.25	$1.00
Second Quarter 2016	$1.35	$1.02
Third Quarter 2016	$1.36	$1.25

MOST RECENT SIX MONTHS
June 2016	$1.35	$1.05
July 2016	$1.35	$1.30
August 2016	$1.36	$1.25
September 2016	$1.32	$1.25
October 2016	$1.49	$1.20
November 2016	$1.35	$1.17

On December 28, 2016, the last full trading day prior to the commencement of the offer, the closing sale price per share as reported on the OTCQB was $1.20.

We recommend that you obtain a current market quotation for Metalink shares.

Dividends.  We did not distribute any dividends (in cash or otherwise), bonus shares or declare any split, recapitalization or make any rights offerings to the holders of our shares since February 2010. We continually review our dividend policy and the payment, or non-payment, of a dividend should not be considered indicative of the payment, or non-payment, of future dividends.

See also above under “Background to the Offer – Plans for Metalink after the Offer; Certain Effects of the Offer.”

7.	EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

If the offer is consummated, our “public float,” that is the number of shares owned by our non-affiliated shareholders and available for trading in the securities markets, will be reduced. This may result in lower share prices or reduced liquidity in the trading market for our shares in the future and, as a result, it may become more difficult for our remaining shareholders to sell their shares. In addition, our purchase of Metalink shares pursuant to the offer may reduce the number of Metalink shareholders in case the offer is not subject to proration (which will occur if the offer is oversubscribed).

Metalink shares are registered under the Exchange Act, which requires, among other things, that Metalink furnish certain information to its shareholders and the SEC.  We currently have less than $10 million in assets and fewer than 500 "holders of record" (as such term is defined under applicable SEC rules) prior to the commencement of the offer, and therefore we are eligible to terminate the registration of our shares under the Exchange Act, which would terminate our requirement to file annual reports, proxy statements and other items with the SEC. As of December 22, 2016, we had 78 holders of record of our shares.

We nevertheless intend to remain a reporting company that is subject to the reporting requirements of the Exchange Act applicable to us (as a foreign private issuer) after the completion of the offer and expect that our shares will continue to be quoted on the OTCQB following the offer, although we cannot guarantee that we will remain a reporting company or predict the liquidity of the market which will thereafter exist for our shares. As a result of the lower number of shares outstanding that will exist following the offer, it may become more difficult for our remaining shareholders to sell their shares.

8.	INFORMATION CONCERNING METALINK.

Overview

Our legal and commercial name is Metalink Ltd. and our legal form is a company limited by shares.  We were incorporated under the laws of the State of Israel in September 1992.  Our principal executive offices are located at c/o Fahn Kanne Consulting Ltd., Hamasger 32 Street, Tel Aviv 6721118, Israel.  Our telephone number is+ 972-77-770-6770.

From our inception in 1992 through the third quarter of 1994, our operating activities related primarily to establishing a research and development organization, developing prototype chip designs which meet industry standards and developing strategic OEM partnerships with leading telecommunications equipment manufacturers. We shipped our first chipset in the fourth quarter of 1994. From that time until February 2010, we focused on developing additional products and applications, shaping new industry standards and building its worldwide indirect sales and distribution channels. In February 2010, we sold our wireless local area network business to Lantiq Israel Ltd. and Lantiq Beteiligungs - GmbH & Co. KG. We currently do not engage in any business. Our plan of operation is to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction, including with any of our affiliates, and voluntary liquidation.

The name, business address, present principal occupation and material positions held during the past five years of each of our executive officers and directors are set forth in Schedule I to this offer to purchase.

None of Metalink or, to the best of our knowledge, any of the persons listed on Schedule I:

•	has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors); or

•
has been party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Financial Information

Historical Financial Information. We incorporate by reference the financial statements (and, where applicable, notes thereto) included in our annual report on Form 20-F for the fiscal year ended December 31, 2015 filed with the SEC on April 21, 2016 (the "Annual Report") and in our report on Form 6-K, filed with the SEC on December 29, 2016 (the "Interim Report"). Please refer to “Where You Can Find More Information” below for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

Summary Historical Consolidated Financial Data. The following tables set forth our summary historical consolidated financial data for the periods indicated below. This financial data has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes filed as part of our Annual Report and with our unaudited financial report for the period ended June 30, 2016, included in our Interim Report.

Metalink Ltd. - Actual Balance Sheet
US Dollars in Thousands (Except Share Data)

	30-Jun-16	31-Dec-15
	$	$
ASSETS
Current Assets
Cash and Cash Equivalents	4,456	4,573
Other Receivables	-	2
Prepaid Expenses	17	9
Total Current Assets	4,473	4,584

TOTAL ASSETS	4,473	4,584

LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities
Other Payables and Accrued Expenses	173	169
Total Liabilities	173	169

Shareholders' Equity
Ordinary Shares of NIS 1 par Value	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(144,716)	(144,601)
	14,185	14,300

Treasury stock, at Cost: 89,850 Shares	(9,885)	(9,885)
Total Shareholders' Equity	4,300	4,415

TOTAL LIABILITIES & SHAREHOLDERS EQUITY	4,473	4,584

Shares Outstanding - Common Stock	2,690,857	2,690,857
Book value per share (a)	1.60	1.64
(a) Reflects stockholders’ equity divided by shares outstanding.

Metalink Ltd. - Actual Profit and Loss
US Dollars in Thousands (Except Share Data)

	6 Months Ended June 30, 2016	12 Months Ended December 31, 2015

Revenues	-	506
Cost of Revenues	-	217
Gross Profit	-	289

Sales and Marketing	-	84
General and Administrative	121	175
Operating Profit (Loss)	(121)	30

Financing Income, net	6	12
Net Profit (Loss)	(115)	42

Per Share Data -

Basic and Diluted Earnings (Loss)	(0.043)	0.016

Shares Used in Computing Earnings (Loss) per Ordinary Share:

Basic and Diluted	2,690,857	2,690,857

Other Data
Ratio of Earnings to Fixed Charges (1)	(19.2)	3.5

(1) For purposes of calculating the ratio of earnings to fixed charges, (i) earnings consist of income (loss) from continuing operations before provision (benefit) for income taxes plus fixed charges, and (ii) fixed charges consist of interest expense.

Summary Unaudited Pro Forma Consolidated Financial Data. The following tables set forth our summary unaudited pro forma consolidated financial data for the periods indicated below. The pro forma financial information presented below has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes filed as part of our Annual Report and with our unaudited financial report for the period ended June 30, 2016, included in our Interim Report.

The unaudited pro forma balance sheet data assumes that the Transactions (as defined below) were completed on June 30, 2016 and the unaudited pro forma statement of operations data for the year ended December 31, 2015 and the six months ended June 30, 2016 assumes that the Transactions were completed on January 1, 2015. The unaudited pro forma information gives effect to the following transactions (the "Transactions"):

•	the purchase by Metalink of 1,945,000 of its shares for an aggregate purchase price of $2,917,500 pursuant to the offer (which assumes that the offer is fully subscribed);

•
Expenses incurred in connection with the offer (including depositary, information agent, legal, accounting and other expenses) of approximately $100,000 associated with the offer (see Section 12 below).

This unaudited pro forma financial information is not intended to represent and may not necessarily be indicative of either our financial position or results of operations that would have been reported had the Transactions been completed on the terms and dates described above and should not be taken as representative of and is not necessarily indicative of our future financial condition or results of operations. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in this offer to purchase under “Forward-Looking Statements” above.

Metalink Ltd. - Pro-Forma Balance Sheet
US Dollars in Thousands (Except Share Data)

	June 30, 2016
	As Reported	Transactions Adjustments	Pro-Forma
ASSETS
Current Assets
Cash and Cash Equivalents	4,456	(3,017)	1,439
Other Receivables	-	-	-
Prepaid Expenses	17	-	17
Total Current Assets	4,473	(3,017)	1,456

TOTAL ASSETS	4,473	(3,017)	1,456

LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities
Other Payables and Accrued Expenses	173	-	173
Total Liabilities	173	-	173

Shareholders' Equity
Ordinary Shares of NIS 1 par Value	790	-	790
Additional paid-in capital	158,111	-	158,111
Accumulated deficit	(144,716)	(3,017)	(147,733)
	14,185	(3,017)	11,168

Treasury stock, at Cost: 89,850 Shares	(9,885)	-	(9,885)
Total Shareholders' Equity	4,300	(3,017)	1,283

TOTAL LIABILITIES & SHAREHOLDERS EQUITY	4,473	(3,017)	1,456

Shares Outstanding - Common Stock	2,690,857		745,857
Book value per share (a)	1.60		1.72

(a) Reflects stockholders’ equity divided by shares outstanding.

Metalink Ltd. - Pro-Forma Profit and Loss
US Dollars in Thousands (Except Share Data)

	6 Months Ended June 30, 2016		12 Months Ended December 31, 2015
	As Rported	Pro-Forma	As Rported	Pro-Forma

Revenues	-	-	506	506
Cost of Revenues	-	-	217	217
Gross Profit	-	-	289	289

Sales and Marketing	-	-	84	84
General and Administrative	121	121	175	275
Operating Profit (Loss)	(121)	(121)	30	(70)

Financing Income, net	6	6	12	12
Net Profit (Loss)	(115)	(115)	42	(58)

Per Share Data -

Basic and Diluted Earnings (Loss)	(0.043)	(0.154)	0.016	(0.078)

Shares Used in Computing Earnings (Loss) per Ordinary Share:

Basic and Diluted	2,690,857	745,857	2,690,857	745,857

Other Data
Ratio of Earnings to Fixed Charges (1)	(19.2)	(19.2)	3.5	(4.8)

(1) For purposes of calculating the ratio of earnings to fixed charges, (i) earnings consist of income (loss) from continuing operations before provision (benefit) for income taxes plus fixed charges, and (ii) fixed charges consist of interest expense.

Where You Can Find More Information

Available Information. We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill our obligations with respect to such requirements by filing reports with the SEC.  You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained on the SEC Internet site (http://www.sec.gov) or by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at l-800-SEC-0330 for further information on the public reference room.

Incorporation by Reference.  The rules of the SEC allow us to “incorporate by reference” information into this offer to purchase, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. We incorporate by reference each of the following documents:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 21, 2016;

•	our unaudited financial statements for the period ended June 30, 2016, included in our report on Form 6-K, filed with the SEC on December 29, 2016;

•	our Notice and Proxy Statement for the Annual General Meeting of our shareholders to be held on December 29, 2016, included in our report on Form 6-K, filed with the SEC on November 23, 2016; and

•	the description of our shares included in our registration statement on Form F-1, including any amendments or reports we file for the purpose of updating that description.

In addition, we may file an amendment to the Schedule TO to incorporate by reference into this offer to purchase any documents and reports we file with the SEC pursuant to the Exchange Act subsequent to the date of this offer to purchase and prior to the Final Expiration Date. Any statement herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this offer to purchase to the extent that a statement contained in any subsequently filed document or report which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this offer to purchase.

9.	SOURCES AND AMOUNT OF FUNDS.

The offer is not conditioned upon any financing arrangements. We estimate that the total amount of funds that we will require to consummate the offer, including fees and expenses, is approximately $3 million, if we purchase the maximum number of shares we seek to purchase in the offer. We possess all necessary funds to consummate the offer from cash on hand.

10.	CONDITIONS TO THE OFFER.

Notwithstanding any other provisions of the offer, and in addition to (and not in limitation of) our rights to extend the Initial Offer Period or otherwise amend the terms of the offer at any time, in our reasonable discretion, we shall not be required to accept for payment or, subject to Israeli law and any applicable rules and regulations of the SEC, including Rule 13e-4(f)(5) under the Exchange Act (relating to our obligation to either pay for or return tendered shares promptly after the termination or withdrawal of the offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered shares, and may terminate the offer, if, in our reasonable judgment,

(a)  at 5:00 p.m., New York time, or 12:00 midnight, Israel time on the Initial Completion Date, any one or more of the following conditions has not been satisfied:

(1) there shall have been validly tendered and not properly withdrawn prior to the Initial Completion Date at least 134,543 shares, representing 5% of our outstanding shares; and

(2) as required by Israeli law, the aggregate number of shares validly tendered in the offer and not properly withdrawn is greater than the number of shares represented by Notices of Objection to the offer.  Pursuant to Section 331(c) of the Israeli Companies Law, in making this calculation, we are required to exclude shares held by us or any "controlling shareholder" (as defined in the Israeli Companies Law) of Metalink and by any person holding 25% or more of our voting power or who has a "personal interest" (as defined in the Israeli Companies Law) in the offer (as well as anyone acting on behalf of any of the foregoing and their respective family members or corporations under their control). While we do not have a controlling shareholder and are not otherwise currently aware of any shares that should be so excluded, each holder who determines to tender its shares in the offer or notify us of his or her objection thereto, is requested to indicate, in the letter of transmittal or the notice of objection, as applicable, whether he or she has a "personal interest" in the offer. An excerpt of Section 331 of the Israeli Companies Law is attached as Annex A;

(b)  at any time on or after commencement of the offer and prior to 5:00 p.m., New York time, or 12:00 midnight, Israel time on the Initial Completion Date, there shall have been instituted, or there shall be pending, or we shall have received notice of any action, suit, proceeding or application by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency, other tribunal or arbitrator or arbitration panel that directly or indirectly (1) challenges or seeks to challenge, restrain, prohibit, delay or otherwise affect the making of the offer, the acquisition by us of some or all of the shares pursuant to the offer or otherwise relates in any manner to the offer or seeks to obtain material damages in respect of the offer or (2) seeks to make the purchase of, or payment for, some or all of the shares pursuant to the offer illegal or may result in a delay in our ability to accept for payment or pay for some or all of the shares;

(c)  at any time on or after commencement of the offer and prior to 5:00 p.m., New York time, or 12:00 midnight, Israel time on the Initial Completion Date, our acceptance for payment, purchase or payment for any shares tendered in the offer shall violate or conflict with, or otherwise be contrary to, any applicable law, statute, rule, regulation, decree or order;

(d)  at any time on or after commencement of the offer and prior to 5:00 p.m., New York time, or 12:00 midnight, Israel time on the Initial Completion Date, a tender or exchange offer for any or all of our outstanding shares (other than the offer), or any merger, amalgamation, acquisition, business combination or other similar transaction with or involving us, shall have been proposed, announced or made by any person or entity or shall have been publicly disclosed or we shall have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, amalgamation, acquisition, business combination or other similar transaction;

(e)  at any time on or after commencement of the offer and prior to 5:00 p.m., New York time, or 12:00 midnight, Israel time on the Initial Completion Date, we shall not have obtained any approvals, licenses, permits or consents of any competent authority or any other approval, which is required under applicable law in order to purchase the shares pursuant to the offer (see Section 11);

(f)  at any time on or after commencement of the offer and prior to 5:00 p.m., New York time, or 12:00 midnight, Israel time on the Initial Completion Date, (1) any “event” (as such term is defined below) shall have occurred, (2) we did not know and could not have known of, and we did not foresee and could not have foreseen, in each case, on the date of this offer to purchase, the occurrence of such “event”, and (3) such “event” would cause the terms of the offer as a result of such “event” to become materially different from the terms which a reasonable person in the offeror's position would have proposed had it known of such “event” on the date of this offer to purchase. For purposes of this paragraph (f), an “event” shall mean any of the following: (A) any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the offer, by any legislative body, court, government or governmental, administrative or regulatory authority or agency of competent jurisdiction, domestic or foreign; (B) any action or proceeding instituted or pending by any governmental entity or third party before a court or other authority of competent jurisdiction, domestic or foreign; or (C) any change that has or will have occurred (or any development that has or will have occurred involving prospective changes) in the business, assets, liabilities, conditions (financial or otherwise), prospects or results of operations of Metalink that has, or could reasonably be expected to have, in our reasonable discretion, a material adverse effect on Metalink or, assuming consummation of the offer, on us; or

(g)   at any time on or after commencement of the offer and prior to 9:00 a.m., New York time, or 4:00 p.m., Israel time, on the Initial Completion Date, any of the following shall have occurred, provided that we did not know and could not have known of, nor did we foresee or could have foreseen, such an event, on the date of this offer to purchase: (A) any general suspension of, or limitation on prices for, quotation in securities on the OTCQB; (B) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Israel (whether or not mandatory) or a material limitation (whether or not mandatory) by any governmental entity on the extension of credit by banks or other lending institutions, that could have a material adverse effect on us, Metalink or the trading of Metalink shares; (C) in the case of any of the foregoing existing at the time of the commencement of the offer, a material escalation or the worsening thereof; or (D) any change in the general political, market, economic or financial conditions in the United States, Israel or abroad that could, in our reasonable judgment, have a material adverse effect on us, Metalink or the trading of Metalink shares.

The foregoing conditions may be asserted by us regardless of the circumstances (including any action or inaction by us) giving rise to any such conditions and may be waived by us in whole or in part at any time and from time to time prior to the Initial Completion Date, in each case, in the exercise of our reasonable judgment, subject to applicable law. You should be aware that, under Israeli law, we may not waive the conditions set forth in clauses (a)(1) and (a)(2) above.

Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Initial Completion Date. Any determination by us concerning any condition described in this Section 10 shall be final and binding on all parties. A public announcement may be made of a material change in, or waiver of, such conditions, and the Initial Offer Period may, in certain circumstances, be extended in connection with any such change or waiver.

Should the offer be terminated pursuant to the foregoing provisions, all tendered shares not theretofore accepted for payment shall promptly be returned by the Depositaries to the tendering shareholders.

The offer is not conditioned on our obtaining financing.

11.	LEGAL MATTERS AND REGULATORY APPROVALS.

 The U.S. Securities and Exchange Commission. The SEC may or may not review and comment on this offer to purchase and related documents. However, the offer has not been approved or disapproved by the SEC (or, for that matter, any state securities commission or the ISA), nor has the SEC (or any state securities commission or the ISA) passed upon the fairness or merits of the offer or upon the accuracy or adequacy of the information contained in this offer to purchase. Any representation to the contrary is a criminal offense.

General.  In addition, we must receive any necessary material approval, permit, authorization or consent of any U.S., Israeli or other governmental, administrative or regulatory agency (federal, state, local, provincial or otherwise) prior to the Initial Completion Date. Except as described in this Section 11, we are not aware of any license or regulatory permit that appears to be material to the business of Metalink and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of shares pursuant to the offer.  If any such material approval or other action is required, we presently contemplate that such approval or other action will be sought. While, except as otherwise described in this offer to purchase, we do not presently intend to delay the acceptance for payment of, or payment for, shares tendered in the offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that failure to obtain any such approval or other action might not result in unknown or unforeseen consequences adverse to Metalink's business.  See Section 10 for conditions to the offer, including conditions with respect to regulatory approvals.

12.	FEES AND EXPENSES.

We have retained the following firms in connection with the offer:

•
D.F. King & Co., Inc. to serve as the Information Agent. The Information Agent may contact holders of shares by personal interview, mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, banks, trust companies and other nominees to forward the materials relating to the offer to beneficial holders. As compensation for acting as Information Agent in connection with the offer, D.F. King will be paid a reasonable and customary fee for its services and will also be reimbursed for reasonable out-of-pocket expenses and may be indemnified against specified liabilities and expenses in connection with the offer, including specified liabilities under the federal securities laws;

•
American Stock Transfer & Trust Company LLC to serve as the Depositary. We will pay the Depositary reasonable and customary compensation for its services in connection with the offer and reimburse it for reasonable out-of-pocket expenses, and will indemnify it against specified liabilities and expenses in connection with its services, including specified liabilities under the federal securities laws;

•
DKB for delivering their solvency and fairness opinions. We will pay DKB reasonable and customary compensation for its services in connection with the offer and reimburse it for reasonable out-of-pocket expenses, and will indemnify it against specified liabilities and expenses in connection with its services, including specified liabilities under the federal securities laws; and

•	Certain other firms that are providing us legal, accounting, tax and printing services.

It is estimated that the expenses incurred in connection with the offer will be approximately as set forth below:

Information Agent Fees and Expenses	$12,500
Depositary Fees and Expenses	$20,000
DKB Fees and Expenses	$9,000
Filing Fees	$350
Accounting and Tax Related Fees	$10,000
Legal Fees	$35,000
Printing and Mailing Costs	$7,000
Miscellaneous	$5,000
Total	$98,850

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person or entity in connection with the solicitation or recommendation of tenders of shares pursuant to the offer. We will, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding materials relating to the offer to their customers.

13.	MISCELLANEOUS.

We are making the offer to shareholders of Metalink by this offer to purchase and the related documents delivered to you.  We are not aware of any jurisdiction where the making of the offer is prohibited by administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the offer or the acceptance of the shares pursuant thereto, we will make a good faith effort to comply with such statute or seek to have such statute declared inapplicable to the offer. If, after this good faith effort, we cannot comply with the state statute, subject to applicable law, the offer will not be made to (nor will tenders be accepted from or on behalf of) holders of shares in that state. In those jurisdictions where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, we will endeavor to make arrangements to have the offer made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdictions.

No person has been authorized to give any information or to make any representation on our behalf not contained herein or in the related documents delivered to you and, if given or made, such information or representation must not be relied upon as having been authorized.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the SEC the Schedule TO, together with exhibits, furnishing additional information with respect to the offer. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner set forth in Section 8 of this offer to purchase.

December 29, 2016

ANNEX A

Excerpt of Section 331 of the Israeli Companies Law 5759-1999
 (Unofficial Translation from Hebrew)

“331.	Consent of shareholders

(a)	A special tender offer shall be addressed to all offerees, and the offerees may announce their consent to the special tender offer or their objection thereto.

(b)	A special tender offer will not be accepted unless a majority of the votes of offerees, who announced their position with respect thereto, agreed to the offer.

(c)
In counting the votes of the offerees, the votes of a controlling shareholder in the offeror as well as any person who has a personal interest in accepting the special tender offer or who owns a controlling parcel of shares in the company, or of persons on their behalf or on behalf of the offeror, including their relatives and corporations under their control, shall be excluded; The provisions of Section 276 shall apply, subject to applicable changes, to those who have a personal interest.

(d)
If a special tender offer is accepted, then all offerees, who had not announced their position with respect the offer or who objected to the offer, may agree to the offer, not later than four days after the last date for acceptance of the tender offer, or by another date to be set by the Minister for this purpose, and they shall be treated like persons who agreed to the offer from the start.”

ANNEX B

Definition of Israeli Resident for Israeli Tax Purposes
 (Unofficial Translation from Hebrew)

The following is an excerpt of Section 1 of the Israeli Income Tax Ordinance [New Version], 1961, as amended, which defines a “resident of Israel” or a “resident” as follows:

           “(A)  with respect to an individual - a person whose center of vital interests is in Israel; for this purpose the following provisions will apply:

           (1)  in order to determine the center of vital interests of an individual, account will be taken of the individual’s family, economic and social connections, including, among others:

           (a)  place of permanent home;

           (b)  place of residential dwelling of the individual and the individual’s immediate family;

           (c)  place of the individual’s regular or permanent occupation or the place of his permanent employment;

           (d)  place of the individual’s active and substantial economic interests;

           (e)  place of the individual’s activities in organizations, associations and other institutions;

           (2)  the center of vital interests of an individual will be presumed to be in Israel:

           (a)  if the individual was present in Israel for 183 days or more in the tax year;

           (b)  if the individual was present in Israel for 30 days or more in the tax year, and the total period of the individual’s presence in Israel that tax year and the two previous tax years is 425 days or more.

           For the purposes of this provision, “day” includes a part of a day;

           (3)  the presumption in subparagraph (2) may be rebutted either by the individual or by the assessing officer;

   (4)  …;

            (B)  with respect to a body of persons - a body of persons which meets one of the following:

           (1)  it was incorporated in Israel;

           (2)  the “control and management” of its business is exercised in Israel.”

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF METALINK LTD.

The following table sets forth the name, age, present principal occupation or employment and material occupations, positions, offices or employments for the past five years, of each of our directors and executive officers.  Unless otherwise indicated, the principal address of Metalink and each of our directors and executive officers is Hamasger 32, Tel Aviv 6721118, Israel.  Unless otherwise indicated, each occupation set forth opposite an individual's name refers to a position with us. Unless otherwise indicated, none of our directors and executive officers are family members of any other directors or executive officers of Metalink or of any affiliate of Metalink.

Name	Age	Position with Metalink	Principal Occupation
Uzi Rozenberg	57	Chairman of the Board of Directors
Mr. Rozenberg, a co-founder of our company, has served as a director from our inception in 1992 until 1997 and from August 1999 to the present, and as Chairman of our Board of Directors since December 2007.  Mr. Rozenberg is also the founder and Chairman of USR Electronics Systems (1987) Ltd. since February 1987.  Mr. Rozenberg served as a director of Orbot Ltd. from 1992 to 1996 and as a director of Gibor Sport Ltd. from 1993 to 1997. Mr. Rozenberg and Efi Shenhar, a member of our board of directors, are brothers.

Shay Evron	44	Chief Financial Officer; Acting Chief Executive Officer
Mr. Evron was appointed as our co-Chief Financial Officer in June 2011, as part of our engagement with an affiliate of Fahn Kanne-Grant Thornton Israel to provide CFO and other financial and accounting services to the Company.  Effective July 2011, Mr. Evron has served as our sole CFO, and effective March 2015 Mr. Evron has served as our Acting Chief Executive Office.

Tzvi Shukhman	55	Director
Mr. Shukhman, a co-founder of our company, has served as a director from our inception in 1992. He also served as our Chief Executive Officer from our inception in 1992 until March 2015, and served as the Chairman of the Board of Directors from our inception until December 2007. Prior to May 1999, Mr. Shukhman also served as our President.  From March 1989 until March 1993, Mr. Shukhman served as an independent consultant for RAD Data Communications and ECI Telecom. Prior thereto, Mr. Shukhman served in the Israel Defense Forces where he founded a group involved in digital signal processing applications.  Mr. Shukhman has a B.Sc. and M.Sc. degrees from the Technion-Israel Institute of Technology.

Efi Shenhar (1), (2)	60	Director
Mr. Shenhar has served as a director of our company since 1995. Mr. Shenhar is the Corporate Chief Executive Officer & President of USR Group. Mr. Shenhar currently serves as a member of the board of directors of USR Electronic Systems (1987) Ltd.  From 1987 until 2003, Mr. Shenhar has served as a Vice President of USR Electronics Systems (1987) Ltd., an electronic manufacturing services company.  Mr. Shenhar has a B.A. degree in accounting and economics from Tel Aviv University and an M.B.A. degree from Herriot Watt University.  Mr. Shenhar is a certified public accountant.  Mr. Shenhar and Mr. Rozenberg are brothers.

Name	Age	Position with Metalink	Principal Occupation
Orly Etzion (1), (2), (3)	54	Director
Ms. Etzion has served as an external director of our company since December 2009. Ms. Etzion is the CFO of Coriolis Wind Inc. From February 2005 until March 2009, Ms. Etzion served as the CFO of Precede Technologies Ltd. From May 2004 until January 2005, Ms. Etzion served as the CFO of The People's Voice, Ltd. From October 2002 until April 2004, Ms. Etzion served as the Manager of finance at Millimetrix Broadband Networks Ltd. and from March 1998 until February 2002 Ms. Etzion served as the controller of Chromatis Networks Ltd. Ms. Etzion holds a BA degree in Economics from the Tel Aviv University, an LLB degree from The Academic Center of Law & Science, an M.B.A. degree, specializing in Finance, from The Colman College and she is an Israeli attorney.

Yehuda Haiman (1), (2), (3)	59	Director
Yehuda Haiman has served as an external director of our company since January 2012. Mr. Haiman serves as a Managing Director at The Metal, Electrical & Infrastructure Industries Association since 2003. Mr. Haiman also serves as a Deputy Director General of Marketing & Business Development at the Manufacturers Association of Israel since 2009. Mr. Haiman served as the Head of Department of Industrial and Business Economics of the Manufacturers Association of Israel from 1999 until 2003 and as a Managing Director of Orpark from 1994 until 1999. Mr. Haiman holds an LLM degree from the Bar-Ilan University, an MBA degree from the Tel Aviv University and a BA degree in Economy from the Tel Aviv University.

(1)	Member of the Audit Committee of the Board of Directors.

(2)	Member of the Compensation Committee of the Board of Directors,

(3)	An “External Director” pursuant to the Israeli Companies Law, 5759-1999.

The Depositary for the offer is:

American Stock Transfer & Trust Company LLC

By First Class Mail, Overnight Courier or Express Mail:	By Facsimile Transmission (for Eligible Institutions Only):
The American Stock Transfer & Trust Company, LLC	(718) 234-5001
Operations Center
Attn: Reorganization Department	To Confirm Facsimile via Phone:
6201 15th Avenue	(877) 248-6417
Brooklyn, New York 11219

The Information Agent for the offer is:

D.F. King & Co., Inc.

48 Wall Street
New York, New York 10005
Stockholders may call toll free: (888) 548-6498
 Banks and Brokers may call collect: (212) 493-3910